IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Magyar Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001337068
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))


05066667

Not available
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))


RECEIVED
SEP 16 2005
WASH, D.C.
192
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Brunswick, State of New Jersey, on September 15, 2005.

MAGYAR BANCORP, INC.

By: 

Elizabeth E. Hance
President and Chief Executive Officer

Magyar Bancorp, Inc.

Conversion Valuation Appraisal

September 2, 2005

Table of Contents
Magyar Bancorp, Inc.
New Brunswick, New Jersey

List of Figures
Magyar Bancorp, Inc.
New Brunswick, New Jersey

List of Exhibits
Magyar Bancorp, Inc.
New Brunswick, New Jersey

Exhibit

1. Profile of FinPro, Inc. and the Author of the Appraisal
2. Balance Sheets
3. Statements of Income
4. Statement of Changes in Retained Earnings
5. Statements of Cash Flows
6. Selected Financial Data
7. Industry Fully Converted Multiples
8. MHC Conversions 2003 to Date
9. Full Offering No Foundation Appraisal Pro Forma June 30, 2005 – 12 Months
10. Full Offering With Foundation Appraisal Pro Forma June, 2005 – 12 Months
11. MHC Appraisal Pro Forma June 30, 2005 – 12 Months
12. MHC Stub Period Offering Circular Pro Forma June 30, 2005 – 9 Months
13. MHC Fiscal Year Offering Circular Pro Forma September 30, 2004 – 12 Months

Introduction

Magyar Bancorp, Inc. (the "Mid-tier"), a Delaware corporation, is offering for sale shares of its common stock in connection with the reorganization of Magyar Bank (the "Bank") into the mutual holding company form of ownership. The shares being offered represent 44.20% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. We also intend to contribute 1.77% of the shares of the Mid-tier that will be outstanding following the reorganization, and $500,000 in cash to a charitable foundation established by the Bank, a New Jersey-chartered savings bank. After the stock offering, 54.03% of the Mid-tier outstanding shares of common stock will be owned by Magyar Bancorp, MHC (the "MHC"), the proposed New Jersey-chartered mutual holding company parent. The Mid-tier is the proposed holding company for the Bank. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Magyar Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 44.20% of the total shares will be sold to the depositors and public,
- 1.77% of the total shares will be contributed to a charitable foundation,
- cash equal to $500,000 will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $801 thousand at the midpoint,
- there will be an ESOP equal to 8.00% of the sum of the shares sold plus the shares contributed to the foundation funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 4.00% of the sum of the shares sold plus the shares contributed to the foundation, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the sum of the shares sold plus the shares contributed to the foundation, expensed at $3.83 per option over 5 years straight-line,
- the tax rate is assumed at 40.00%, and
- the net proceeds will be invested at the three-year treasury rate of 3.69%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended September 30, 2003 and September 30, 2004. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Ryan Beck & Co., Inc. (the Bank's underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. *Overview and Financial Analysis*

GENERAL OVERVIEW

As of June 30, 2005, the Bank had $325.1 million in total assets, $259.1 million in deposits, $248.3 million in net loans and $23.2 million in equity. The following table shows the Bank's facilities as of June 30, 2005.

FIGURE 1 – CURRENT FACILITIES LIST

Location:	Owned Or Leased	Year Acquired Or Leased	Date of Lease Expiration
Main Office:			
400 Somerset Street New Brunswick, NJ	Owned	2005	-
Branches:			
582 Milltown Road North Brunswick, NJ	Leased	2002	2012
3050 Highway No. 27 South Brunswick, NJ	Owned	1969	-
89 French Street New Brunswick, NJ	Leased	2005	2010

Source: Offering Prospectus

HISTORY AND OVERVIEW

Magyar Bank is a New Jersey-chartered savings bank headquartered in New Brunswick, New Jersey that was originally founded in 1922 as a New Jersey building and loan. In 1954, Magyar Bank converted to a New Jersey savings and loan association, before converting to the New Jersey savings bank charter in 1993. Magyar Bank conducts business from its main office located at 400 Somerset Street, New Brunswick, New Jersey, and three branch offices located in North Brunswick and South Brunswick, New Jersey. At June 30, 2005, its assets totaled $325.1 million, deposits totaled $259.1 million and retained earnings were $23.2 million.

Magyar Bank is in the business of attracting deposits from the public through its branch network and borrowing funds to originate loans and to invest in securities. Magyar Bank originates mortgage loans secured by one- to four-family residential real estate (including home equity lines of credit) and commercial real estate, as well as commercial business loans and construction loans. Magyar Bank also originates consumer loans, the majority of which are secured demand loans. Magyar Bank offers a variety of deposit accounts and emphasize exceptional customer service. Its investment securities consist primarily of mortgage-back securities and U.S. Government and Federal Agency obligations. Magyar Bank is subject to comprehensive regulation and examination by both the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation.

Strategic Direction

The Banks business strategy is to grow and improve profitability by:

- expanding our retail banking franchise through de novo branching and, potentially, acquisitions;
- expanding and strengthening its customer base by offering new products and services;
- increasing its loan portfolio and, in particular, commercial real estate, commercial business and construction loans;
- reducing its reliance on net interest income by increasing fee income from a variety of products and services, such as fixed and variable annuities, retirement and investment planning, life insurance and long-term care insurance;
- maintaining asset quality;
- managing its exposure to interest rate risk; and
- improving operating efficiencies and cost control.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $38.0 million, or 13.24%, from $287.1 million at September 30, 2004 to $325.1 million at June 30, 2005.

Equity has increased $47 thousand from $23.2 million at September 30, 2004 to $23.2 million at June 30, 2005. The equity to assets ratio is currently 7.12%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Asset ($ in thousands)
$226,110
$242,339
$258,758
$273,912
$287,078
$325,095
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Equity ($ in thousands)
Assets
Equity
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At June 30,	At September 30,				
	2005	2004	2003	2002	2001	2000
Selected Financial Condition Data:		$ in thousands				
	(Unaudited)					
Assets	$ 325,095	$ 287,078	$ 273,912	$ 258,758	$ 242,339	$ 226,110
Cash and interest bearing deposits with banks	3,718	4,975	8,549	13,258	11,939	2,665
Securities held to maturity	36,068	42,615	37,267	38,275	40,947	47,323
Securities available for sale, at fair value	22,086	31,171	40,076	13,528	4,396	3,385
Loans receivable, net	248,332	193,550	173,768	180,258	173,706	162,451
Deposits	259,081	223,974	225,675	212,194	202,486	197,941
Borrowings	36,729	35,043	20,027	20,337	16,597	7,200
Retained earnings	23,159	23,112	22,659	21,442	19,798	18,027

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Financial Ratios and Other Data:	At or for the Nine Months Ended June 30,		At or for the Years Ended September 30,				
	2005	2004	2004	2003	2002	2001	2000
Performance Ratios:	(Unaudited)						
Return on average assets	0.05%	0.28%	0.22%	0.58%	0.64%	0.64%	0.78%
Return on average equity	0.61%	3.36%	2.69%	6.97%	7.71%	7.66%	9.62%
Interest rate spread	3.21%	3.02%	3.02%	3.04%	3.24%	2.83%	3.02%
Net interest margin	3.26%	3.03%	3.04%	3.08%	3.33%	3.08%	3.15%
Efficiency ratio	98.39%	87.44%	90.27%	75.84%	72.39%	69.64%	66.83%
Noninterest expense to average assets	3.34%	2.84%	2.94%	2.55%	2.60%	2.26%	2.25%
Average interest-earning assets to average interest-bearing liabilities	110.17%	109.29%	109.72%	108.83%	109.08%	110.85%	106.95%
Asset Quality Ratios:							
Non-performing assets to total assets	0.46%	0.05%	0.09%	0.07%	0.06%	0.03%	0.09%
Non-performing loans to total loans	0.59%	0.08%	0.13%	0.10%	0.09%	0.05%	0.13%
Allowance for loan losses to non-performing loans	166.22%	NM	NM	NM	NM	NM	NM
Allowance for loan losses to total loans	0.99%	1.25%	1.20%	1.22%	1.06%	0.94%	0.88%
Capital Ratios:							
Risk-based capital (to risk weighted assets)	10.96%	14.45%	13.79%	15.07%	14.80%	14.42%	15.44%
Tier 1 risk-based capital (to risk weighted assets)	9.92%	13.20%	12.54%	13.82%	13.57%	13.30%	14.31%
Tangible capital (to tangible assets)	7.12%	8.19%	8.05%	8.27%	8.29%	8.17%	7.97%
Tier 1 leverage (core) capital (to adjusted tangible assets)	7.47%	8.34%	8.36%	8.29%	8.28%	8.24%	8.10%
Average equity to average assets	7.77%	8.32%	8.30%	8.27%	8.29%	8.17%	7.97%
Other Data:							
Number of full service offices	3	3	3	3	3	2	2

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $54.8 million from September 30, 2004 to June 30, 2005, and as a percent of assets, the loan portfolio has increased from 67.42% to 76.38%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Loans receivable, net
$ in thousands
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
$162,451
$173,706
$180,258
$173,768
$193,550
$248,312
Loans receivable, net
Net loans to assets
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Source: Offering Prospectus

The loan portfolio has grown rapidly. The mix has shifted from 1-4 family loans to commercial real estate and construction loans.

FIGURE 6 - LOAN MIX AS OF JUNE 30, 2005 TABLE

	At June 30,		At September 30,									
	2005		2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousand)							
One-to-four-family residential	$ 118,672	47.27%	$ 108,722	55.50%	$ 107,531	61.08%	$ 119,864	65.81%	$ 132,922	75.84%	$ 130,523	79.54%
Commercial real estate	49,770	19.83%	19,935	10.17%	19,354	10.99%	17,574	9.65%	14,072	8.03%	8,092	4.93%
Construction	37,117	14.78%	5,526	2.82%	5,188	2.95%	1,883	1.03%	2,258	1.29%	560	0.34%
Home equity lines of credit	10,640	4.24%	9,065	4.63%	7,301	4.15%	6,963	3.82%	6,813	3.89%	5,515	3.36%
Commercial business	20,331	8.10%	27,698	14.14%	9,630	5.47%	7,985	4.38%	5,227	2.98%	3,139	1.91%
Other	14,511	5.78%	24,964	12.74%	27,042	15.36%	27,882	15.31%	13,963	7.97%	16,269	9.92%
Total loans	$ 251,041	100.00%	$ 195,910	100.00%	$ 176,046	100.00%	$ 182,151	100.00%	$ 175,255	100.00%	$ 164,098	100.00%
Deferred loan fees	(248)		(19)		(128)		21		95		58	
Allowance for loan losses	(2,481)		(2,341)		(2,150)		(1,926)		(1,649)		(1,446)	
Net loans	$ 248,312		$ 193,550		$ 173,768		$ 180,246		$ 173,701		$ 162,710	

Source: Offering Prospectus

Slightly less than half of the loan mix is 1-4 family residential. The remainder of the mix is diverse with the largest piece being commercial real estate loans.

FIGURE 7 - LOAN MIX AT JUNE 30, 2005


Commercial real estate
19.83%
Construction
14.78%
Home equity lines of credit
4.24%
Commercial business
8.10%
Other
5.78%
One-to-four-family residential
47.27%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased significantly between September 30, 2004 and June 30, 2005. The decline is a function of the Bank's strategy of shifting the asset mix from securities to loans.

FIGURE 8 - SECURITIES CHART


$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$50,708
$45,343
$51,803
$77,343
$73,786
$58,154
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

Investments and Mortgage-Backed Securities

The following table provides the Bank's investment portfolio.

Figure 9 - Investment Mix

	At June 30,		At September 30,					
	2005		2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale:								
U.S. Government and agency obligations	$ 4,000	$ 3,918	$ 5,498	$ 5,516	$ 10,496	$ 10,703	$ 7,494	$ 7,592
Corporate notes	-	-	2,002	2,007	2,031	2,125	2,060	2,182
Equity securities	142	142	142	142	142	142	142	142
Mortgage-backed securities	18,356	18,026	23,841	23,506	27,426	27,106	3,605	3,612
Total securities available-for-sale	22,498	22,086	31,483	31,171	40,095	40,076	13,301	13,528
Securities Held-to-Maturity								
U.S. Government and agency obligations	4,331	4,314	7,423	7,445	5,533	5,629	5,727	5,845
Corporate notes	2,002	2,031	2,005	2,097	2,008	2,202	2,013	2,223
Mortgage-backed securities	29,735	29,625	33,187	33,315	29,726	30,367	30,535	31,551
Total securities held-to-maturity	36,068	35,970	42,615	42,857	37,267	38,198	38,275	39,619
Total securities	$ 58,566	$ 58,056	$ 74,098	$ 74,028	$ 77,362	$ 78,274	$ 51,576	$ 53,147

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets increased substantially in 2005. At June 30, 2005, nonperforming assets were $1.5 million, or 0.46% of total assets.

FIGURE 10 - ASSET QUALITY CHART


Nonperforming Assets
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
NPAs to Pd End Assets
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.12%
$282
0.03%
0.06%
0.07%
0.09%
0.46%
$1,492
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Source: Offering Prospectus

At June 30, 2005, the Bank's nonperforming loans to total loan ratio was 0.59% and the nonperforming assets to total assets ratio was 0.46%.

FIGURE 11 - NONPERFORMING LOANS

	At June 30,	At September 30,				
	2005	2004	2003	2002	2001	2000
	(Dollars in thousands)					
Non-accrual loans:						
One-to-four family residential	$ 608	$ 153	$ 178	$ 155	$ -	$ -
Commercial real estate	383	-	-	-	-	-
Construction	145	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-
Commercial business	350	94	-	-	-	101
Other	6	-	-	-	-	-
Total non-accrual loans	1,492	247	178	155	-	101
Accruing loans 90 days or more past due:						
One-to-four family residential	-	-	-	-	83	84
Commercial real estate	-	-	-	-	-	-
Construction	-	-	-	-	-	-
Home equity lines of credit	-	-	-	-	-	-
Commercial business	-	-	-	-	-	-
Other	-	-	3	-	-	24
Total loans 90 days or more past due	-	-	3	-	83	108
Total nonperforming loans	1,492	247	181	155	83	209
Foreclosed real estate	-	-	-	-	-	73
Other nonperforming loans	-	-	-	-	-	-
Total nonperforming assets	$ 1,492	$ 247	$ 181	$ 155	$ 83	$ 282
Ratios:						
Total nonperforming loans to total loans	0.59%	0.13%	0.10%	0.09%	0.05%	0.13%
Total nonperforming loans to total assets	0.46%	0.09%	0.07%	0.06%	0.03%	0.09%
Total nonperforming assets to total assets	0.46%	0.09%	0.07%	0.06%	0.03%	0.12%

Source: Offering Prospectus

The ALLL increased $139 thousand from September 30, 2004 to June 30, 2005. The Bank's ALLL to loans ratio decreased from 1.20% at September 30, 2004 to 0.99% at June 30, 2005.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
ALLL
$ in thousands
$1,446
$1,649
$1,926
$2,150
$2,341
$2,480
ALLL
ALLL to Loans
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ALLL to Loans
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased $35.1 million from September 30, 2004 to June 30, 2005. Borrowings have trended upward since September 30, 2000. During the nine month period ended June 30, 2005, borrowings increased $1.7 million. The increase in borrowings was necessary to fund the growth of the loan portfolio.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$ in thousands
$197,941
$7,200
$202,486
$16,597
$212,194
$20,337
$225,675
$20,027
$223,974
$35,043
$259,081
$36,729
Total Deposits
Borrowed Funds
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-05

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of June 30, 2005. The largest portion of the deposit mix is certificates of deposit.

FIGURE 14 - DEPOSIT MIX


IRA Accounts
9.49%
Demand
5.18%
Passbook
20.04%
Club
0.06%
Money Market
Passbook
0.63%
Regular NOW
9.48%
Money Market NOW
11.52%
Certificate of Deposits
43.60%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the Bank's net interest income and changes in both based upon various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

Change in Interest Rates	Estimated Net Interest Income Year 1	Estimated Increase (Decrease) in Net Interest Income Year 1 Amount	Percent	Estimated Net Interest Income Year 2	Estimated Increase (Decrease) in Net Interest Income Year 2 Amount	Percent
(basis points)			(Dollars in thousands)			
+200bp	10,579	114	1.09%	10,782	317	3.03%
0bp	10,465	-	-	10,856	391	3.74%
-100bp	9,856	(609)	-5.82%	9,294	(1,171)	-11.19%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At June 30, 2005, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position		At June 30, 2005	
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	23,159	7.12%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	23,542	7.47%
Requirement		12,600	4.00%
Excess	$	10,942	3.47%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	23,542	9.92%
Requirement		9,495	4.00%
Excess	$	14,047	5.92%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	26,023	10.96%
Requirement		18,989	8.00%
Excess	$	7,034	2.96%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank's net income remained relatively constant between the twelve months ended September 30, 2001 to the twelve months ended September 30, 2003. Net income for the twelve months ended September 30, 2004 declined $916 thousand from the net income for the twelve months ended September 30, 2003. The decline was primarily due to a $1.3 million increase in noninterest expense. The $1.3 million increase was primarily attributable to a $681 thousand increase in compensation expense, reflecting increased staffing levels and a $394 thousand increase in professional fees related to a system conversion.

The net income for the nine months ended June 30, 2005 was $465 thousand below the net income for the nine months ended June 30, 2004. The decline in net income is attributable to a $1.7 million increase in noninterest expense and was largely offset by a $1.1 million increase in net interest income. The increase in noninterest expense is attributable to increased compensation expense. The increased compensation expense is attributable to new hirings and the severance paid to former senior executives. The increase in net interest income was attributable to an increase in margin and an increase in the balance of interest earning assets. Excluding one-time charges the Bank's core net income was $505 thousand for the nine months ended June 30, 2005, which was $66 thousand below the net income posted for the nine months ended June 30, 2004. All of the adjustments to net income are detailed in Figure 18.

FIGURE 17 - NET INCOME CHART


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ in thousands
$1,735
$1,517
$1,577
$1,528
$612
$571
$106
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-04
Jun-05
For the Twelve Months Ended
For the Nine Months Ended

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the nine months and the twelve months ended June 30, 2005.

FIGURE 18 – CORE NET INCOME CALCULATION

Unaudited	For the Nine Months Ended June 30, 2005	For the Twelve Months Ended June 30, 2005
	($000's)	
Net Income	$ 106	$ 147
Pre-Tax Adjustments:		
Severance for CEO	216	216
Severance for CFO	54	54
Fund the SERP and DRP	395	395
Total Adjustments	665	665
Tax Impact (40%)	266	266
After-Tax Adjustments	399	399
Core Net Income	$ 505	$ 546
Core ROAA	0.23%	0.19%
Core ROAE	2.90%	2.36%

Source: Offering Prospectus and discussions with Bank Management

The net interest spread and margin increased between the nine months ended June 30, 2005 and the nine months ended June 30, 2004. The increase is attributable to a higher yield on earning assets, which was partially offset by a higher cost of interest bearing liabilities. The increase in yield on earning assets was predominately a function of a shift in the asset mix from cash and securities to higher yielding loans.

FIGURE 19 - AVERAGE YIELDS AND COSTS

	For the Nine Months Ended June 30,					
	2005			2004		
	Average Balance	Interest & Dividends	Yield/ Cost	Average Balance	Interest & Dividends	Yield/ Cost
Interest-earning assets:						
Interest-earning deposits with banks	$ 2,442	$ 16	0.85%	$ 6,123	$ 27	0.57%
Loans	217,488	9,355	5.74%	175,945	7,144	5.41%
Securities						
Taxable	67,039	1,952	3.88%	77,405	2,196	3.78%
Tax-exempt	150	7	8.52%	160	7	8.52%
Total interest-earning assets	287,119	11,330	5.26%	259,633	9,374	4.81%
Noninterest-earning assets	12,034			12,290		
Total assets	$ 299,153			$ 271,923		
Interest-bearing liabilities						
Savings accounts	$ 50,880	$ 212	0.55%	$ 52,296	$ 238	0.61%
NOW accounts	57,945	433	1.00%	51,045	174	0.46%
Time accounts	117,516	2,308	2.62%	112,521	2,023	2.40%
Total interest-bearing deposits	226,341	2,953	1.74%	215,862	2,435	1.50%
FHLB borrowings	34,283	1,059	4.12%	21,711	764	4.69%
Total interest-bearing liabilities	260,624	4,012	2.05%	237,573	3,199	1.80%
Noninterest-bearing liabilities	15,290			11,728		
Total liabilities	275,914			249,301		
Equity	23,239			22,622		
Total liabilities and equity	$ 299,153			$ 271,923		
Net interest income		$ 7,318			$ 6,175	
Interest rate spread			3.21%			3.02%
Net interest-earning assets	$ 26,495			$ 22,060		
Net interest margin			3.26%			3.03%
Average interest-earning assets to average interest-bearing liabilities	110.17%			109.29%		

Source: Offering Prospectus

Net interest margin increased 25 basis points between the twelve period ended September 30, 2001 and the twelve month period ended September 30, 2002, only to decrease 25 basis points for the twelve months ended September 30, 2003. Net margin decreased 5 basis points between the twelve months ended September 30, 2003 and the twelve months ended September 30, 2004.

The net interest spread and margin both increased between the nine months ended June 30, 2004 and the nine months ended June 30, 2005.

FIGURE 20 - SPREAD AND MARGIN CHART



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.15%
3.08%
3.33%
3.08%
3.04%
3.03%
3.26%
3.02%
2.83%
3.24%
3.04%
3.02%
3.02%
3.21%
Spread
Margin
For the Twelve Months Ended
For the Nine Months Ended
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-04
Jun-05

Source: Offering Prospectus

The net income for the nine months ended June 30, 2005 was $465 thousand below the net income for the nine months ended June 30, 2004. The decline in net income is attributable to a $1.7 million increase in noninterest expense and was largely offset by a $1.1 million increase in net interest income. The increase in noninterest expense is attributable to increased compensation expense. The increased compensation expense is attributable to new hirings and the severance paid to former senior executives. The increase in net interest income was attributable to an increase in margin and an increase in the balance of interest earning assets.

FIGURE 21 - INCOME STATEMENT TRENDS

	For the Nine Months Ended June 30,		For the Years Ended September 30,				
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Data:	$ in thousands						
	(Unaudited)						
Interest and dividend income	$ 11,330	$ 9,374	$ 12,584	$ 13,370	$ 14,478	$ 15,976	$ 15,308
Interest expense	4,012	3,199	4,259	5,207	6,259	8,881	8,396
Net interest and dividend income	7,318	6,175	8,325	8,163	8,219	7,095	6,912
Provision for loan losses	237	152	202	230	277	231	218
Net interest and dividend income after provision for loan losses	7,081	6,023	8,123	7,933	7,942	6,864	6,694
Noninterest income	537	593	796	970	906	803	813
Noninterest expense	7,495	5,785	8,050	6,752	6,404	5,340	5,017
Income before income taxes	123	831	869	2,151	2,444	2,327	2,490
Income taxes	17	260	257	624	867	810	755
Net income	$ 106	$ 571	$ 612	$ 1,527	$ 1,577	$ 1,517	$ 1,735

Source: Offering Prospectus

Between 2000 and 2004 ROAA and ROAE trended downward. The decline was primarily a function of rising noninterest expense, which as partially offset by rising net interest income.

The Bank's core ROAA and ROAE for the nine month period ended June 30, 2005 were 0.23% and 2.90%, respectively. These core profitability ratios represent a decrease from the ROAA and ROAE for the nine month period ended June 30, 2004.

FIGURE 22 - PROFITABILITY TREND CHART


0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
ROAA
ROAE
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-04
Jun-05
For the Twelve Months Ended
For the Nine Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

At June 30, 2005, the Bank was not involved in any legal proceedings, the outcome of which would be material to the Bank's financial condition or results of operations.

SUBSIDIARIES

Magbank Investment Company is a wholly-owned subsidiary of Magyar Bank established in 2005 as a New Jersey security corporation for the purpose of buying, selling and holding investment securities on its own behalf. The income earned on Magbank Investment Company's investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at Magyar Bank.

Magyar Service Corp., a New Jersey corporation, is a wholly owned subsidiary of Magyar Bank. Magyar Service Corp. offers Magyar Bank customers and others a complete range of non-deposit investment products and financial planning services, including insurance products, fixed and variable annuities, and retirement planning for individual and commercial customers.

2. Market Area Analysis

The following tables provide deposit and demographic data for the County of Middlesex, New Jersey.

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR MIDDLESEX COUNTY

Market: Middlesex, NJ — Deposit Data as of 6/30/2004

Deposits Summary
(Deposit data in $000)

	6/2000	6/2001	6/2002	6/2003	6/2004	CAGR(%)
Bank Deposits	9,156,739	9,215,447	9,852,678	11,580,779	12,025,241	7.05
Thrift Deposits	8,984,977	15,163,872	16,067,043	14,485,587	13,257,245	10.21
Savings Bank Deposits	535,106	571,299	651,690	1,747,984	1,889,991	37.09
Credit Union Deposits	364,065	400,747	489,572	544,368	554,835	11.11
Total Deposits	18,676,822	24,950,618	26,571,411	27,814,350	27,172,477	9.83

Demographic Data

	Base 2000	Current 2005	Projected 2010	% Change 2000-2005	% Change 2005-2010
Total Population:	750,162	783,279	814,131	4.41	3.94
0-14 Age Group (%):	20	20	19	3.65	-1.15
15-34 Age Group (%):	29	27	27	-1.94	3.80
35-54 Age Group (%):	31	31	30	5.03	1.90
55+ Age Group (%):	21	22	24	13.12	11.41
Total Households:	265,815	278,032	289,004	4.60	3.95
$0-24K Households (%):	16	14	12	-10.51	-12.05
$25-50K Households (%):	23	20	17	-10.09	-10.57
$50K+ Households (%):	60	66	71	14.26	11.72
Average Household Income:	73,979	87,197	101,741	17.87	16.68
Median Household Income:	61,408	69,256	78,729	12.78	13.68
Per Capita Income:	26,535	31,368	36,559	18.21	16.55

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 32 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 16 institutions that converted after June 30, 2005 were eliminated.

Of the remaining 16, FinPro then eliminated four of the institutions with assets in excess of $1.0 billion as these entities have greater financial and managerial resources, a broader branch network.

This results in a total of 12 Comparables. FinPro review the recent performance and news releases of these twelve companies and determined that all twelve were acceptable Comparables.

FIGURE 24 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	9	03/03/1995
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	17	07/08/1998
CHEV	Cheviot Financial Corp. (MHC)	NASDAQ	Cincinnati	OH	5	01/06/2004
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
FFFS	First Federal Financial Services, Inc. (MHC)	NASDAQ	Edwardsville	IL	1	06/29/2004
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	8	04/21/1995
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	8	11/16/1995
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001
	Magyar Bancorp, Inc.		New Brunswick	NJ	3	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $118.1 million to $848.2 million in total assets with a median of $348.7 million. The Bank's asset size was $325.1 million as of June 30, 2005. On a pro forma basis, the Bank's assets are projected to be $341.6 million at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median ROAA of 0.75% and a median ROAE of 4.67% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.13% to a high of 1.48%, while the ROAE measure ranged from a low of 2.28% to a high of 9.39%. The Bank had a core ROAA of 0.19% and a core ROAE of 2.36% for the twelve months ended June 30, 2005. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.20% and 1.54%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 13.53% with a high of 27.61% and a low of 5.41%. At June 30, 2005, the Bank had an equity to assets ratio of

7.12%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 11.62%.

4. Balance Sheet Mix At June 30, 2005, the Bank had a net loan to asset ratio of 76.38%. The median loan to asset ratio for the Comparables was 56.03%, ranging from a low of 45.06% to a high of 84.60%. On the liability side, the Bank's deposit to asset ratio was 79.69% at June 30, 2005 while the Comparable median was 75.24%, ranging from 54.13% to 85.94%. The Bank's borrowing to asset ratio of 11.30% is above the Comparable median of 8.25%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after June 30, 2004, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 25 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 6/30/05	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	96.81	73.07
Total Net Loans to Assets	76.38	56.03
Securities to Assets	17.89	32.73
Deposits to Assets	79.69	75.24
Borrowed Funds to Assets	11.30	8.25
Balance Sheet Growth		
Asset Growth Rate *	17.66	2.21
Loan Growth Rate *	37.74	10.37
Deposit Growth Rate *	20.90	2.14
Capital		
Equity to Assets	7.12	13.53
Tangible Equity to Tangible Assets	7.12	12.77
Intangible Assets to Equity	-	-
Regulatory Core Capital to Assets	7.24	10.38
Equity + Reserves to Assets	7.89	14.01
Asset Quality		
Non-Performing Loans to Loans	0.59	0.24
Reserves to Non-Performing Loans	166.24	246.75
Non-Performing Assets to Assets	0.46	0.14
Non-Performing Assets to Equity	6.44	1.42
Reserves to Loans	0.99	0.81
Reserves to Non-Performing Assets + 90 Days Del.	166.24	237.99
Profitability		
Return on Average Assets **	0.19	0.75
Return on Average Equity **	2.36	4.67
Income Statement		
Yield on Average Earning Assets	5.15	5.15
Cost of Average Interest Bearing Liabilities	1.98	2.19
Net Interest Spread	3.17	3.15
Net Interest Margin	3.21	3.23
Noninterest Income to Average Assets	0.25	0.40
Noninterest Expense to Average Assets **	3.10	2.53
Efficiency Ratio **	90.24	68.12
Overhead Ratio **	89.46	61.51

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities
* Note: The Bank's growth rates are for the nine months ended June 30, 2005, annualized.
** Note: The Bank's earnings data was adjusted for one-time expense items. See Figure 18 for details.

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively weighed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 26 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (MH	386,941	73.28	55.89	31.30	76.27	13.55
BCSB	BCSB Bankcorp, Inc. (MHC)	806,601	72.86	54.06	39.40	74.21	19.40
CHEV	Cheviot Financial Corp. (MHC)	281,166	115.33	74.19	20.12	64.33	7.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	848,201	67.45	45.06	50.94	66.81	8.42
FFFS	First Federal Financial Services, Inc. (MHC	138,563	113.71	82.68	14.62	72.71	-
GCBC	Greene County Bancorp Inc. (MHC)	294,680	65.36	56.17	34.15	85.94	2.55
GOV	Gouverneur Bancorp Inc. (MHC)	118,129	146.61	79.35	11.35	54.13	27.94
JXSB	Jacksonville Bancorp, Inc. (MHC)	253,047	64.24	54.69	37.32	85.13	4.74
KFED	K-Fed Bancorp (MHC)	615,881	110.52	84.60	9.08	76.55	8.07
ONFC	Oneida Financial Corp. (MHC)	438,748	72.59	51.75	35.23	71.29	15.75
PBHC	Pathfinder Bancorp, Inc. (MHC)	310,471	79.22	60.53	28.86	76.41	15.59
WFD	Westfield Financial Inc. (MHC)	802,283	63.76	49.09	41.98	76.99	7.31
	Average	441,226	87.08	62.34	29.53	73.40	10.90
	Median	348,706	73.07	56.03	32.73	75.24	8.25
	Maximum	848,201	146.61	84.60	50.94	85.94	27.94
	Minimum	118,129	63.76	45.06	9.08	54.13	-
	Magyar Bancorp, Inc.	325,095	96.81	76.38	17.89	79.69	11.30
	Variance to the Comparable Median	(23,611)	23.74	20.35	(14.84)	4.45	3.05

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $325.1 million, is smaller than the Comparable Group median of $348.7 million. At the pro forma midpoint of the offering range, the Bank is expected to have asset of $341.6 million.

Asset Composition - The Bank's net loans to assets ratio of 76.38% is significantly above the Comparable Group median of 56.03%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank utilizes a higher level of wholesale borrowings. The Bank funds itself through deposits, 79.69% of assets and borrowings, 11.30% of assets. The Comparable Group has a deposits to assets ratio of 75.24% and a borrowing to asset ratio of 8.25%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 27 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
ALLB	Greater Delaware Valley Savings Bank (MH	8.98	8.98	-	9.00	9.68
BCSB	BCSB Bankcorp, Inc. (MHC)	5.41	5.10	5.97	6.96	5.75
CHEV	Cheviot Financial Corp. (MHC)	27.61	27.61	-	21.22	27.88
CSBK	Clifton Savings Bancorp, Inc. (MHC)	24.00	24.00	-	17.55	24.15
FFFS	First Federal Financial Services, Inc. (MHC	26.95	26.95	-	21.90	27.26
GCBC	Greene County Bancorp Inc. (MHC)	11.11	11.11	-	9.62	11.53
GOV	Gouverneur Bancorp Inc. (MHC)	15.73	15.73	-	15.30	16.44
JXSB	Jacksonville Bancorp, Inc. (MHC)	8.18	7.09	14.34	NA	8.88
KFED	K-Fed Bancorp (MHC)	15.05	14.42	4.91	10.38	15.42
ONFC	Oneida Financial Corp. (MHC)	12.14	9.41	24.81	8.87	12.59
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.98	5.66	20.09	7.52	7.59
WFD	Westfield Financial Inc. (MHC)	14.91	14.91	-	14.93	15.58
	Average	14.75	14.25	5.84	13.02	15.23
	Median	13.53	12.77	-	10.38	14.01
	Maximum	27.61	27.61	24.81	21.90	27.88
	Minimum	5.41	5.10	-	6.96	5.75
	Magyar Bancorp, Inc.	7.12	7.12	-	7.24	7.89
	Variance to the Comparable Median	(6.40)	(5.64)	-	(3.14)	(6.12)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 13.53% is above the Bank's ratio of 7.12%. The Bank's pro forma equity to assets ratio is projected to be 11.62% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Five of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 28 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (MH	0.69	180.33	0.85	9.52	1.25	67.98
BCSB	BCSB Bankcorp, Inc. (MHC)	0.26	240.97	0.15	2.81	0.63	223.45
CHEV	Cheviot Financial Corp. (MHC)	0.10	370.87	0.08	0.30	0.37	326.50
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM
FFFS	First Federal Financial Services, Inc. (MHC	0.04	873.47	0.04	0.13	0.37	839.22
GCBC	Greene County Bancorp Inc. (MHC)	0.21	355.17	0.12	1.06	0.75	355.17
GOV	Gouverneur Bancorp Inc. (MHC)	0.42	206.65	0.37	2.37	0.87	190.25
JXSB	Jacksonville Bancorp, Inc. (MHC)	0.64	201.35	0.62	7.59	1.29	113.78
KFED	K-Fed Bancorp (MHC)	0.08	556.13	0.07	0.48	0.44	507.61
ONFC	Oneida Financial Corp. (MHC)	0.01	NM	0.02	0.16	0.86	NM
PBHC	Pathfinder Bancorp, Inc. (MHC)	1.08	92.61	0.94	13.41	1.00	64.64
WFD	Westfield Financial Inc. (MHC)	0.54	252.53	0.26	1.77	1.36	252.53
	Average	0.34	333.01	0.29	3.30	0.79	294.11
	Median	0.24	246.75	0.14	1.42	0.81	237.99
	Maximum	1.08	873.47	0.94	13.41	1.36	839.22
	Minimum	-	92.61	-	-	0.31	64.64
	Magyar Bancorp, Inc.	0.59	166.24	0.46	6.44	0.99	166.24
	Variance to the Comparable Median	0.36	(80.51)	0.33	5.03	0.19	(71.75)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.59%, is above the Comparable Group median at 0.24%. The Bank had a nonperforming assets to assets ratio of 0.46%, which is above the Comparable median of 0.14%. The Bank's reserve level, 0.99% of total loans, is above the Comparable median of 0.81% of loans. The Bank's level of reserves to NPLs is below that of the Comparable Group, due to the Bank's higher level of NPLs.

Positive	Neutral	Negative
Higher Loans to Assets	Similar Pro Forma Assets	Higher Borrowings
Higher Deposits to Assets		Lower Capital
Higher ALLL to Loans		Higher NPLs
		Higher NPAs
		Lower ALLL to NPAs

The Bank's asset mix is stronger than the Comparable Group's mix. The Bank has a higher level of deposits and borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels and at the midpoint of the range will have lower capital levels after the reorganization. The Bank has a higher level of NPLs and NPAs, but also has a higher level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, modest upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have grown substantially faster than the Comparable Group.

FIGURE 29 - BALANCE SHEET GROWTH DATA

Ticker	Short Name	Growth: Asset Growth LTM (%)	Growth: Loan Growth LTM (%)	Growth: Deposit Growth LTM (%)
	Comparable Thrift Data			
ALLB	Greater Delaware Valley Savings Bank (MH	1.09	3.62	4.23
BCSB	BCSB Bankcorp, Inc. (MHC)	7.55	18.20	2.84
CHEV	Cheviot Financial Corp. (MHC)	0.86	3.96	(1.56)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.54	33.87	7.18
FFFS	First Federal Financial Services, Inc. (MHC	2.56	10.51	2.82
GCBC	Greene County Bancorp Inc. (MHC)	3.55	10.22	3.91
GOV	Gouverneur Bancorp Inc. (MHC)	20.51	24.75	5.64
JXSB	Jacksonville Bancorp, Inc. (MHC)	(4.80)	6.60	(8.62)
KFED	K-Fed Bancorp (MHC)	(8.21)	21.67	(11.09)
ONFC	Oneida Financial Corp. (MHC)	1.85	10.59	1.26
PBHC	Pathfinder Bancorp, Inc. (MHC)	3.51	0.93	1.45
WFD	Westfield Financial Inc. (MHC)	1.62	9.15	(0.43)
	Average	3.47	12.84	0.64
	Median	2.21	10.37	2.14
	Maximum	20.51	33.87	7.18
	Minimum	(8.21)	0.93	(11.09)
	Magyar Bancorp, Inc.	17.66	37.74	20.90
	Variance to the Comparable Median	15.45	27.37	18.76

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Asset Growth		
Higher Loan Growth		
Higher Deposit Growth		

An upward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's net income remained relatively constant between the twelve months ended September 30, 2001 to the twelve months ended September 30, 2003. Net income for the twelve months ended September 30, 2004 declined $916 thousand from the net income for the twelve months ended September 30, 2003. The decline was primarily due to a $1.3 million increase in noninterest expense. The $1.3 million increase was primarily attributable to a $681 thousand increase in compensation expense, reflecting increased staffing levels and a $394 thousand increase in professional fees related to a system conversion.

The net income for the nine months ended June 30, 2005 was $465 thousand below the net income for the nine ended June 30, 2004. The decline in net income is attributable to a $1.7 million increase in noninterest expense and was largely offset by a $1.1 million increase in net interest income. The increase in noninterest expense is attributable to increased compensation expense. The increased compensation expense is attributable to new hirings and the severance paid to former senior executives. The increase in net interest income was attributable to an increase in margin and an increase in the balance of interest earning assets. Excluding one-time charges the Bank's core net income was $505 thousand for the nine months ended June 30, 2005, which was $66 thousand below the net income posted for the nine months ended June 30, 2004. All of the adjustments to net income are detailed in Figure 18.

FIGURE 30 - NET INCOME CHART


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ in thousands
$1,735
$1,517
$1,577
$1,528
$612
$571
$106
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Jun-04
Jun-05
For the Twelve Months Ended
For the Nine Months Ended

Source: Offering Prospectus

The Bank's core ROAA and ROAE are below the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis,* the Bank's core ROAA and core ROAE are 0.20% and 1.54%, respectively.

FIGURE 31 - PROFITABILITY DATA

Ticker	Short Name	*LTM Profitability* Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
ALLB	Greater Delaware Valley Savings Bank (MH	0.31	3.43
BCSB	BCSB Bankcorp, Inc. (MHC)	0.13	2.28
CHEV	Cheviot Financial Corp. (MHC)	0.90	3.21
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.68	2.75
FFFS	First Federal Financial Services, Inc. (MHC	1.48	5.54
GCBC	Greene County Bancorp Inc. (MHC)	1.02	9.39
GOV	Gouverneur Bancorp Inc. (MHC)	0.86	5.10
JXSB	Jacksonville Bancorp, Inc. (MHC)	0.34	4.23
KFED	K-Fed Bancorp (MHC)	0.74	4.99
ONFC	Oneida Financial Corp. (MHC)	0.86	7.15
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.31	4.35
WFD	Westfield Financial Inc. (MHC)	0.75	5.10
	Average	0.70	4.79
	Median	0.75	4.67
	Maximum	1.48	9.39
	Minimum	0.13	2.28
	Magyar Bancorp, Inc.	0.19	2.36
	Variance to the Comparable Median	(0.56)	(2.31)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 32 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
ALLB	Greater Delaware Valley Savings Bank (MH	5.31	NA	NA	3.05	0.33	2.84	86.25	84.66
BCSB	BCSB Bankcorp, Inc. (MHC)	4.85	NA	NA	2.22	0.18	2.13	91.98	91.29
CHEV	Cheviot Financial Corp. (MHC)	5.08	NA	NA	3.49	0.13	2.14	61.02	59.56
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.16	NA	NA	2.44	0.04	1.26	52.40	51.68
FFFS	First Federal Financial Services, Inc. (MHC	5.61	NA	NA	3.68	0.01	1.25	34.17	33.99
GCBC	Greene County Bancorp Inc. (MHC)	5.15	1.28	3.87	3.99	0.93	3.20	68.48	60.63
GOV	Gouverneur Bancorp Inc. (MHC)	6.13	NA	NA	4.14	0.41	2.77	66.04	62.39
JXSB	Jacksonville Bancorp, Inc. (MHC)	5.12	NA	NA	3.20	0.78	3.04	79.32	73.88
KFED	K-Fed Bancorp (MHC)	NA	NA	NA	2.80	0.51	1.93	59.28	51.64
ONFC	Oneida Financial Corp. (MHC)	5.32	2.19	3.14	3.47	2.74	4.40	75.44	53.35
PBHC	Pathfinder Bancorp, Inc. (MHC)	5.36	2.23	3.15	3.25	0.72	3.14	84.10	80.21
WFD	Westfield Financial Inc. (MHC)	4.74	NA	NA	3.17	0.39	2.28	67.75	63.56
	Average	5.16	1.90	3.39	3.24	0.60	2.53	68.85	63.90
	Median	5.15	2.19	3.15	3.23	0.40	2.53	68.12	61.51
	Maximum	6.13	2.23	3.87	4.14	2.74	4.40	91.98	91.29
	Minimum	4.16	1.28	3.14	2.22	0.01	1.25	34.17	33.99
	Magyar Bancorp, Inc.	5.15	1.98	3.17	3.21	0.25	3.10	90.24	89.46
	Variance to the Comparable Median	(0.00)	(0.21)	0.02	(0.01)	(0.15)	0.58	22.12	27.95

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 1 basis point disadvantage in net margin. Additionally, the Bank has a 15 basis point disadvantage in noninterest income. These differences are compounded by a 58 basis point disadvantage in noninterest expense.

The Bank's efficiency ratio of 90.24% is below the Comparable median of 68.12%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
		Lower Core ROAA
		Lower Core ROAE
		Lower Pro Forma ROAE
		Lower Net Margin
		Lower Noninterest Income
		Higher Noninterest Expense

The Bank is less profitable than the Comparables on a ROAA and ROAE basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has a lower net margin, lower noninterest income and higher noninterest expense. The Bank's earnings have fluctuated. Taken collectively, a strong downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 33 – MARKET AREA DATA

Institution Name	County	Bank's Deposits in the County 06/30/04 (actual)	Bank's Deposit Market Share (%)	Total Population 2005 (actual)	Population Per Branch (actual)	Population Change 2000-2005 (%)	Proj. Population Change 2005-2010 (%)	Median HH Income 2005 ($)	HH Income Change 2000-2005 (%)	Proj HH Income Change 2005-2010 (%)	Pop. Density 2004 (per sq. mile)	Unemp. Rate July 2005 (%)
BCSB Bankcorp Inc. (MHC)	Baltimore	449,845	3.52	789,038	2,869	4.61	4.98	57,839	14.07	15.19	1,302	4.70
BCSB Bankcorp Inc. (MHC)	Harford	99,954	4.53	239,907	2,962	9.75	9.60	64,564	13.18	14.19	532	4.50
BCSB Bankcorp Inc. (MHC)	Howard	26,808	0.87	271,796	4,057	9.67	9.01	86,586	16.72	18.86	1,060	3.40
BCSB Bankcorp Inč. (MHC)	Baltimore (City)	9,360	0.07	629,541	4,806	(3.32)	(2.29)	33,614	11.76	11.55	7,764	7.60
Deposit Weighted Market Data			3.52		2,970	5.59	5.84	59,914	14.00	15.13	1,263	4.65
Cheviot Financial (MHC)	Hamilton	200,321	0.70	820,240	205,060	(2.96)	(2.68)	50,568	23.29	23.60	2,022	5.40
Cheviot Financial (MHC)	Warren	34	-	190,616	63,539	20.35	17.63	69,336	19.68	20.82	467	4.30
Deposit Weighted Market Data			0.70		205,036	(2.96)	(2.68)	50,571	23.29	23.60	2,022	5.40
Clifton Svngs Bncp Inc.(MHC)	Passaic	438,435	4.94	505,860	3,350	3.44	3.57	55,643	13.07	13.37	2,695	5.60
Clifton Svngs Bncp Inc.(MHC)	Bergen	93,472	0.29	902,287	300,762	2.06	1.93	76,516	17.87	16.20	3,842	3.90
Deposit Weighted Market Data			4.12		55,614	3.20	3.28	59,311	13.91	13.87	2,897	5.30
First Fed Finl Srvcs (MHC)	Madison	105,922	2.92	268,191	3,013	3.57	4.29	46,761	12.19	12.46	362	5.80
Deposit Weighted Market Data			2.92		3,013	3.57	4.29	46,761	12.19	12.46	362	5.80
Gouverneur Bancorp (MHC)	Saint Lawrence	55,591	5.47	114,595	2,865	2.38	3.18	36,348	12.30	11.14	83	5.90
Gouverneur Bancorp (MHC)	Jefferson	6,145	0.59	112,417	2,882	0.61	(0.77)	38,124	11.96	10.84	41	5.20
Deposit Weighted Market Data			4.98		2,867	2.20	2.79	36,525	12.27	11.11	79	5.83
Greater DE Valley Hldgs MHC	Delaware	283,146	3.58	564,067	3,279	2.40	3.06	62,297	24.34	23.15	3,015	4.90
Greater DE Valley Hldgs MHC	Chester	-	-	471,098	2,662	8.67	8.17	81,043	25.00	27.48	611	4.00
Deposit Weighted Market Data			3.58		3,279	2.40	3.06	62,297	24.34	23.15	3,015	4.90
Greene County Bncp Inc. (MHC)	Greene	234,942	34.67	48,890	2,126	1.44	1.34	41,691	13.90	12.96	75	4.80
Greene County Bncp Inc. (MHC)	Albany	11,192	0.12	301,087	2,552	2.21	2.77	50,278	16.49	16.35	568	4.10
Deposit Weighted Market Data			33.10		2,145	1.48	1.41	42,081	14.02	13.11	97	4.77
Jacksonville Bancorp (MHC)	Morgan	194,066	29.86	35,940	1,563	(1.85)	(2.03)	41,352	12.01	9.98	63	5.10
Jacksonville Bancorp (MHC)	Montgomery	22,096	3.81	29,549	29,549	(3.60)	(3.88)	36,984	11.24	9.92	43	6.80
Jacksonville Bancorp (MHC)	Macoupin	20,496	2.78	48,524	48,524	(1.01)	(1.39)	40,424	11.49	9.72	56	5.60
Deposit Weighted Market Data			25.08		8,243	(1.94)	(2.15)	40,864	11.89	9.95	61	5.30
K-Fed Bancorp (MHC)	Los Angeles	385,411	0.20	9,998,371	3,332,790	5.03	4.63	50,658	19.21	20.87	2,466	5.70
K-Fed Bancorp (MHC)	Santa Clara	49,149	0.11	1,762,246	146,854	4.73	5.13	90,042	20.99	22.28	1,316	5.50
K-Fed Bancorp (MHC)	San Bernardino	48,445	0.33	1,904,984	476,246	11.44	11.24	48,846	15.47	14.98	93	5.30
Deposit Weighted Market Data			0.20		2,722,091	5.64	5.34	54,484	19.02	20.42	2,111	5.64
Oneida Financial Corp. (MHC)	Madison	294,693	41.54	70,473	3,356	1.49	0.56	45,756	13.87	13.11	106	5.00
Oneida Financial Corp. (MHC)	Oneida	20,137	0.63	236,373	3,528	0.38	1.37	40,924	13.98	13.19	193	4.90
Oneida Financial Corp. (MHC)	Onondaga	4,466	0.07	465,053	3,185	1.47	2.25	47,339	15.81	15.36	592	4.70
Deposit Weighted Market Data			38.38		3,364	1.42	0.63	45,473	13.90	13.15	118	4.99
Pathfinder Bancorp Inc. (MHC)	Oswego	265,092	27.09	126,536	4,082	3.40	3.66	41,345	12.82	11.93	129	6.40
Deposit Weighted Market Data			27.09		4,082	3.40	3.66	41,345	12.82	11.93	129	6.40
Westfield Financial Inc. (MHC)	Hampden	620,965	9.55	462,529	3,280	1.38	1.97	47,505	19.60	19.22	744	6.10
Deposit Weighted Market Data			9.55		3,280	1.38	1.97	47,505	19.60	19.22	744	6.10
Comparable Median					3,322	2.30	2.92	47,133	13.96	13.51	553	5.35
Magyar Bank	Middlesex	229,135	0.84	783,279	3,264	4.41	3.94	69,256	12.78	13.68	2,551	4.40
Deposit Weighted Market Data			**0.84**		**3,264**	**4.41**	**3.94**	**69,256**	**12.78**	**13.68**	**2,551**	**4.40**

Sources: SNL Securities

Positive	Neutral	Negative
Higher Population Growth		Lower Population Per Branch
Higher Population Density		Lower Income Growth
Lower Unemployment		
Higher Income		

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. The Bank's markets have higher population density. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets, but are projected to grow at a rate slower than the Comparables. However, the attractive markets have drawn a higher level of competition based on the lower population per branch in the Bank's markets. Based upon these factors, a moderate upward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 34 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
ALLB	Greater Delaware Valley Savings Bank (MH	1.35	102.86
BCSB	BCSB Bankcorp, Inc. (MHC)	3.80	312.50
CHEV	Cheviot Financial Corp. (MHC)	2.02	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.96	94.74
FFFS	First Federal Financial Services, Inc. (MHC	2.99	62.26
GCBC	Greene County Bancorp Inc. (MHC)	2.49	62.86
GOV	Gouverneur Bancorp Inc. (MHC)	2.24	68.29
JXSB	Jacksonville Bancorp, Inc. (MHC)	2.33	68.18
KFED	K-Fed Bancorp (MHC)	1.88	61.11
ONFC	Oneida Financial Corp. (MHC)	3.75	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	3.04	107.89
WFD	Westfield Financial Inc. (MHC)	1.68	95.24
	Average	2.46	100.82
	Median	2.29	86.94
	Maximum	3.80	312.50
	Minimum	1.35	61.11
	Magyar Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 86.94%, ranging from a high of 312.50% to a low of 61.11%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 11.62%. The Bank will have adequate capital and profits to pay cash dividends.

The Bank will have a bank holding company and the MHC will not be able to waive dividends under current Federal Reserve Board policy, unlike eleven of the twelve OTS regulated holding companies in the Comparable Group. Thus, the Bank will pay out a greater proportion of earnings under its dividend policy than the Comparable Group will. The higher payout ratio limits the Bank's dividend yield and leveraging capacity.

As such, a slight downward is necessary for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 35 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	**Short Name**	**Market Value ($)**	**Price Per Share ($)**	**Price High ($)**	**Price Low ($)**	**Publicly Reported Book Value ($)**	**Tangible Publicly Rep Book Value ($)**
	Comparable Thrift Data						
ALLB	Greater Delaware Valley Savings Bank (MH	92.10	26.76	27.45	21.61	10.10	10.10
BCSB	BCSB Bankcorp, Inc. (MHC)	77.60	13.15	14.10	12.32	7.39	6.95
CHEV	Cheviot Financial Corp. (MHC)	117.90	11.89	11.89	11.01	7.83	7.83
CSBK	Clifton Savings Bancorp, Inc. (MHC)	310.40	10.23	11.05	10.10	6.69	6.69
FFFS	First Federal Financial Services, Inc. (MHC	52.50	13.40	13.75	13.00	9.53	9.53
GCBC	Greene County Bancorp Inc. (MHC)	73.10	17.70	19.00	17.00	8.03	8.03
GOV	Gouverneur Bancorp Inc. (MHC)	28.50	12.48	13.75	12.48	8.13	8.13
JXSB	Jacksonville Bancorp, Inc. (MHC)	25.30	12.86	14.80	12.86	10.52	9.01
KFED	K-Fed Bancorp (MHC)	188.20	12.80	13.14	11.55	6.31	6.00
ONFC	Oneida Financial Corp. (MHC)	85.00	11.20	14.00	10.80	7.01	5.27
PBHC	Pathfinder Bancorp, Inc. (MHC)	33.30	13.50	15.25	13.50	8.67	6.93
WFD	Westfield Financial Inc. (MHC)	237.20	23.83	25.85	22.96	12.58	12.58
	Average	110.09	14.98	16.17	14.10	8.57	8.09
	Median	81.30	13.01	14.05	12.67	8.08	7.93
	Maximum	310.40	26.76	27.45	22.96	12.58	12.58
	Minimum	25.30	10.23	11.05	10.10	6.31	5.27
	Magyar Bancorp, Inc.	44.79	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(36.51)	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $25.3 million to a high of $310.4 million with a median market capitalization of $81.3 million. The Bank expects to have $44.8 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with ten of the twelve Comparables.

A moderate downward adjustment for this factor appears warranted, due to the lower pro forma level of market capitalization and expected liquidity, relative to the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. The only material difference is that the federally regulated Comparables have the ability to waive dividends to the MHC. This factor was addressed in the cash dividends section.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

Although the Bank has new management team, the current team was hired from within the institution and has considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions rose from 2003 to 2005 YTD.

FIGURE 36 - MHC REORGANIZATIONS (SINCE 1/1/03) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3'05	**Average**					79.65
	Median					79.65
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2'05	**Average**					83.49
	Median					84.61
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1'05	**Average**					85.82
	Median					87.33
2005 YTD	**Average**					83.94
	Median					84.72
SFBI	SFSB Inc. (MHC)	12/31/2004	10.0000	55.00	11,045	82.72
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	10.0000	54.30	31,767	91.09
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.0000	54.00	7,214	88.59
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	10.0000	55.00	61,040	84.85
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	10.0000	59.04	51,015	89.36
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	90.25
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	10.0000	58.00	41,645	90.71
Q4'04	**Average**					87.85
	Median					88.59
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	92.82
Q2'04	**Average**					84.84
	Median					85.32
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	83.14
Q1'04	**Average**					87.62
	Median					87.62
2004	**Average**					82.25
	Median					86.68
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	80.70
Q4'03	**Average**					79.02
	Median					79.02
2003	**Average**					79.02
	Median					79.02
1/1/2002	**Average**					85.26
9/2/2005	**Median**					85.18

Source: SNL Securities

The first day "pop" declined in 2004 and 2005 year-to-date. Four of the MHC conversions that closed in 2005 are currently trading below their IPO price.

FIGURE 37 - MHC REORGANIZATIONS PRICE APPRECIATION

			Percent Change from IPO				
Ticker	Short Name	IPO Date	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	Current Stock Price 9/2/2005
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.00	5.00	7.00	NA	10.65
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	17.50	15.70	17.00	NA	11.70
Q3'05	**Average**		**13.75**	**10.35**	**12.00**	**NA**	**11.18**
	Median		**13.75**	**10.35**	**12.00**	**NA**	**11.18**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	6.00	6.90	7.50	NA	11.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	7.50	7.20	9.30	NA	11.06
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.00	2.50	1.50	1.50	10.19
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	4.80	10.50	19.60	38.90	13.57
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	-6.60	-7.10	-14.50	-9.00	8.90
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	-0.50	-0.10	-5.00	7.90	11.96
Q2'05	**Average**		**3.53**	**3.32**	**3.07**	**9.83**	**11.11**
	Median		**5.40**	**4.70**	**4.50**	**4.70**	**11.03**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	-1.50	-6.50	-12.50	8.40	11.90
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	7.90	11.00	12.40	15.50	10.18
KRNY	Kearny Financial Corp (MHC)	02/24/2005	13.90	14.30	10.80	6.00	11.94
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	-1.00	0.00	-0.80	-6.00	9.80
BVFL	BV Financial, Inc. (MHC)	01/14/2005	-6.50	-4.00	-1.50	-8.60	8.80
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	2.00	0.00	0.50	-3.50	9.25
Q1'05	**Average**		**2.47**	**2.47**	**1.48**	**1.97**	**10.31**
	Median		**0.50**	**-**	**(0.15)**	**1.25**	**9.99**
2005 YTD	**Average**		**4.54**	**3.96**	**3.66**	**5.11**	**10.78**
	Median		**5.40**	**3.75**	**4.25**	**3.75**	**10.83**
SFBI	SFSB Inc. (MHC)	12/31/2004	7.50	0.00	-0.50	-7.50	9.20
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	21.50	22.50	6.30	10.40	11.56
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.00	12.50	0.20	2.00	9.35
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	33.50	33.00	29.00	34.70	12.84
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	24.90	28.00	23.30	27.50	13.01
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	5.00	6.30	4.50	16.00	10.30
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	17.50	24.80	29.30	36.20	14.30
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	8.00	8.10	4.20	7.60	12.45
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	12.00	10.50	9.40	22.50	12.14
Q4'04	**Average**		**15.54**	**16.19**	**11.74**	**16.60**	**11.68**
	Median		**12.00**	**12.50**	**6.30**	**16.00**	**12.14**
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	3.75	2.50	-3.13	-0.13	8.65
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	15.00	20.50	35.00	35.00	13.40
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	20.00	22.50	9.50	9.50	13.50
WAWL	Wawel Savings Bank (MHC)	04/01/2004	29.50	25.00	12.50	25.00	10.50
Q2'04	**Average**		**17.06**	**17.63**	**13.47**	**17.34**	**11.51**
	Median		**17.50**	**21.50**	**11.00**	**17.25**	**11.95**
KFED	K-Fed Bancorp (MHC)	03/31/2004	34.90	30.00	15.10	29.00	12.80
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	23.70	32.50	17.50	18.50	12.75
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	22.50	37.50	32.90	24.00	10.23
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	33.20	34.70	33.00	31.00	11.89
Q1'04	**Average**		**28.58**	**33.68**	**24.63**	**25.63**	**11.92**
	Median		**28.45**	**33.60**	**25.20**	**26.50**	**12.32**
2004	**Average**		**17.91**	**19.49**	**14.34**	**17.85**	**11.05**
	Median		**18.75**	**22.50**	**11.00**	**20.50**	**12.02**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	48.86	40.34	46.02	45.45	9.20
ASBH	ASB Holding Company (MHC)	10/03/2003	62.00	71.00	68.50	79.50	27.80
Q4'03	**Average**		**55.43**	**55.67**	**57.26**	**62.48**	**18.50**
	Median		**55.43**	**55.67**	**57.26**	**62.48**	**18.50**
2003	**Average**		**55.43**	**55.67**	**57.26**	**62.48**	**18.50**
	Median		**55.43**	**55.67**	**57.26**	**62.48**	**18.50**
1/1/2002	**Average**		**15.05**	**15.69**	**12.85**	**17.15**	**11.72**
9/2/2005	**Median**		**10.00**	**11.00**	**9.40**	**15.50**	**11.56**

Source: SNL Securities

The aftermarket performance warrants a moderate downward adjustment as many of the new issues have traded down and subscription interest has declined.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Modest Upward
Balance Sheet Growth	Upward
Earnings Quality, Predictability and Growth	Strong Downward
Market Area	Moderate Upward
Dividends	Slight Downward
Liquidity of the Issue	Moderate Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Moderate Downward

Taken collectively, FinPro is of the opinion that, a discount should be applied to the Bank's market value.

6. *Valuation*

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 9 through13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2003 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New Jersey MHC thrifts are shown in Exhibit 7.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustment defined in the section above, the Bank is pricing at the midpoint as if fully converted is estimated to be $44,000,000. Based upon a range below and above the midpoint value, the relative values are $37,400,000 at the minimum and $50,600,000 at the maximum respectively. At the super maximum of the range, the offering value would be $58,190,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 38 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	4,400,000	$	10.00	$	44,000,000
Range:					
- Minimum	3,740,000		10.00		37,400,000
- Maximum	5,060,000		10.00		50,600,000
- Super Maximum	5,819,000		10.00		58,190,000

Source: FinPro Inc. Pro forma Model

FIGURE 39 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	50.00						
Price-Core Earnings Ratio P/E	Mid	52.63	33.97	32.07	38.86	42.75	35.13	32.64
	Max	62.50						
	Smax	66.67						
	Min	69.20%						
Price-to-Book Ratio P/B	Mid	73.69%	91.27%	89.53%	88.95%	88.65%	93.80%	92.93%
	Max	77.34%						
	Smax	80.97%						
	Min	69.20%						
Price-to-Tangible Book Ratio P/TB	Mid	73.69%	94.46%	93.36%	91.47%	92.25%	96.93%	94.33%
	Max	77.34%						
	Smax	80.97%						
	Min	10.67%						
Price-to-Assets Ratio P/A	Mid	12.35%	21.79%	21.88%	27.10%	31.20%	24.11%	25.45%
	Max	13.98%						
	Smax	15.79%						

Source: FinPro Calculations

FIGURE 40 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	111.11	52.63	73.69%	73.69%	12.35%
Comparable Group Median	30.03	32.07	89.53%	93.36%	21.88%
(Discount) Premium	269.98%	64.12%	-17.69%	-21.07%	-43.55%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 64.12% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 21.07% discount to the Comparable Group.

FIGURE 41 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	125.00	66.67	80.97%	80.97%	15.79%
Comparable Group Median	30.03	32.07	89.53%	93.36%	21.88%
(Discount) Premium	316.23%	107.90%	-9.56%	-13.27%	-27.82%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 107.90% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 13.27% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 44.40%, is $19,800,000. Based upon a range below and above the midpoint value, the relative values are $16,830,000 at the minimum and $22,770,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $26,185,500.

FIGURE 42 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	1,683,000	$10	$16,830,000
Appraised Value - $44,792,000 at 44%	1,980,000	$10	$19,800,000
Appraised Value - $51,510,800 at 44%	2,277,000	$10	$22,770,000
Appraised Value - $59,237,420 at 44%	2,618,550	$10	$26,185,500

Source: FinPro Inc. Pro forma Model

FIGURE 43 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	250.00	76.92	112.87%	112.87%	13.11%
Unadjusted MHC Trading Median	32.95	38.55	157.75%	189.30%	24.32%
(Discount) Premium	658.73%	99.53%	-28.45%	-40.38%	-46.09%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 99.53% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 40.38% discount to the Comparable Group.

FIGURE 44 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	250.00	90.91	130.72%	130.72%	17.06%
Unadjusted MHC Trading Median	32.95	38.55	157.75%	189.30%	24.32%
(Discount) Premium	658.73%	135.82%	-17.13%	-30.95%	-29.85%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 135.82% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 30.95% discount to the Comparable Group.

Comparison to Recent MHC Conversions

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

Figure 45 – Comparison to Filed and Pending MHC Offerings

		Super Maximum Appraisal Price to Full Converted Tangible Book
Magyar Bancorp	**NJ**	**80.97**
Applications Filed:		
Equitable Financial	NE	79.83
Greenville Federal	OH	82.91
Pending Offerings:		
Wauwatosa Holdings	WI	82.52
Investors Bancorp, Inc.	NJ	85.40

Source: 9/6/05 Conversion Watch

FinPro also considered the trading multiples of other recently converted New Jersey MHCs relative to the Bank on a fully converted basis.

Figure 46 – Comparison to Recent New Jersey MHCs

		Current	Current Price in Relation to *Fully Converted*				
Ticker	Short Name	Stock Price ($)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.23	42.46	42.75	88.65	88.65	31.20
COBK	Colonial Bankshares, Inc. (MHC)	11.00	NM	NM	NM	NM	NM
KRNY	Kearny Financial Corp (MHC)	11.94	34.26	43.31	84.71	92.25	33.06
OSHC	Ocean Shore Holding Company (MHC)	11.56	51.65	30.53	93.49	93.49	17.03
	Median		42.46	42.75	88.65	92.25	31.20
	Magyar - Min		111.11	50.00	69.20	69.20	10.67
	Magyar - Mid Point		111.11	52.63	73.69	73.69	12.35
	Magyar - Maximum		125.00	62.50	77.34	77.34	13.98
	Magyar - Super Maximum		125.00	66.67	80.97	80.97	15.79
	Implied After Market Price Assuming Smax Close		NM	$ 6.41	$ 10.95	$ 11.39	$ 19.76

Source: FinPro Calculations

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as secondary checks.

It is, therefore, FinPro's opinion that as of September 2, 2005, the estimated pro forma market value of the Bank in a full offering was $44,000,000 at the midpoint of a range with a minimum of $37,400,000 to a maximum of $50,600,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $58,190,000. The share issued to the foundation will be funded using authorized be unissued shares. Including the shares issued to the foundation, the valuation range is $38,073,200, $44,792,000, $51,510,800, and $59,237,420 at the minimum, midpoint, maximum and super maximum, respectively.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 44.20% will equal 1,683,000 shares, 1,980,000 shares, 2,277,000 shares and 2,618,550 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 67,320, 79,200, 91,080, and 104,742 shares to the charitable foundation at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

TAB 1

Exhibit 1

Profile of FinPro, Inc. and the Author


FinPro
Building value together

About the Firm

FinPro, Inc. was established in 1987 as a full service management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is a proven leader in strategic planning, market feasibility, de novo bank formation, corporate finance, M&A, asset/liability management, and regulatory consulting.

FinPro principals are frequent speakers and presenters at financial institution trade association functions and moderate over fifty board retreats each year.

FinPro closely monitors information from the regulatory agencies to stay current with upcoming policies and rules.

FinPro combines its entrepreneurial problem solving skills to maximize value, while working within the regulatory framework.

In addition, FinPro shares its industry expertise by teaching at:

- Stonier Graduate School of Banking
  - strategic planning
  - mergers and acquisitions
- Graduate School of Banking at Colorado
  - strategic planning
- Graduate School of Bank Investments and Financial Management at the University of South Carolina
  - capital markets
  - finance
- Central Bank of Russia
  - strategic planning

As the attached testimonials attest, FinPro is a relationship oriented firm that continually exceeds its customers' expectations. We serve our clients throughout their lifecycle providing institution specific advice. This is in-line with our core principle of building value together.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $2.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA
Managing Director

TAB 2

Exhibit 2.

MAGYAR BANK
Balance Sheets
(In Thousands)

	June 30,	September 30,	
	2005	2004	2003
	(Unaudited)		
ASSETS			
Cash	$ 1,343	$ 1,863	$ 2,595
Interest bearing deposits with banks	2,375	3,112	5,954
Total cash and cash equivalents	3,718	4,975	8,549
Investment securities - available for sale, at fair value	22,086	31,171	40,076
Investment securities - held to maturity, at cost (fair value of $35,970 at June 30, 2005 (unaudited), $42,857 and $38,198 at September 30, 2004, and 2003, respectively)	36,068	42,615	37,267
Federal Home Loan Bank of New York stock, at cost	1,828	1,745	1,602
Loans receivable, net	248,312	193,550	173,768
Bank owned life insurance	5,764	5,636	5,181
Accrued interest receivable	1,342	1,274	1,155
Premises and equipment, net	4,302	4,230	4,461
Other assets	1,676	1,882	1,853
Total assets	$ 325,096	$ 287,078	$ 273,912
LIABILITIES AND RETAINED EARNINGS			
Liabilities			
Deposits	$ 259,081	$ 223,974	$ 225,675
Escrowed funds	1,297	1,101	1,197
Federal Home Loan Bank of New York advances	26,729	25,543	10,527
Securities sold under reverse repurchase agreements	10,000	9,500	9,500
Accrued interest payable	160	58	78
Accounts payable and other liabilities	4,669	3,790	4,276
Total liabilities	301,936	263,966	251,253
Retained earnings			
Retained earnings - substantially restricted	23,542	23,436	22,824
Accumulated other comprehensive loss, net	(383)	(324)	(165)
Total retained earnings	23,159	23,112	22,659
Total liabilities and retained earnings	$ 325,095	$ 287,078	$ 273,912

TAB 3

Exhibit 3.

MAGYAR BANK
Statements of Income
(In Thousands)

	Nine months ended June 30,		Year ended September 30,	
	2005	2004	2004	2003
	(Unaudited)			
Interest and dividend income				
Loans, including fees	$ 9,355	$ 7,144	$ 9,627	$ 10,432
Investment securities	1,918	2,213	2,930	2,863
Federal Home Loan Bank of New York stock	57	17	27	75
Total interest and dividend income	11,330	9,374	12,584	13,370
Interest expense				
Deposits	2,953	2,435	3,220	4,203
Borrowed money	1,059	764	1,039	1,004
Total interest expense	4,012	3,199	4,259	5,207
Net interest and dividend income	7,318	6,175	8,325	8,163
Provision for loan losses	237	152	202	230
Net interest and dividend income after provision for loan losses	7,081	6,023	8,123	7,933
Other income				
Service charges	390	369	511	597
Other operating income	147	224	285	373
Total other income	537	593	796	970
Other expenses				
Compensation and employee benefits	3,689	2,476	3,794	3,113
Occupancy expenses	1,296	966	1,301	1,213
Advertising	256	216	279	216
Professional fees	237	521	628	234
Federal insurance premiums and assessments	25	25	34	35
Service fees	281	266	356	323
Directors fees	899	546	703	534
Other expenses	812	769	955	1,084
Total other expenses	7,495	5,785	8,050	6,752
Income before income taxes	123	831	869	2,151
Income taxes	17	260	257	624
Net income	$ 106	$ 571	$ 612	$ 1,527

TAB 4

Exhibit 4.

MAGYAR BANK

Statement of Changes in Retained Earnings
Nine months ended June 30, 2005 (unaudited) and years ended September 30, 2004 and 2003
(In Thousands)

	Retained earnings	Accumulated other comprehensive income (loss)	Comprehensive income	Total
Balance at September 30, 2002	$ 21,297	$ 145	-	$ 21,442
Net income for year ended September 30, 2003	1,527	-	$ 1,527	1,527
Other comprehensive loss, net of reclassification adjustments and taxes	-	(310)	(310)	(310)
Total comprehensive income			$ 1,217	
Balance, September 30, 2003	22,824	(165)	-	22,659
Net income for year ended September 30, 2004	612	-	$ 612	612
Other comprehensive loss, net of reclassification adjustments and taxes	-	(159)	(159)	(159)
Total comprehensive income			$ 453	
Balance, September 30, 2004	23,436	(324)		23,112
Net income for nine months ended June 30, 2005 (unaudited)	106	-	$ 106	106
Other comprehensive loss, net of reclassification adjustments and taxes (unaudited)	-	(59)	(59)	(59)
Total comprehensive income (unaudited)			$ 47	
Balance, June 30, 2005 (unaudited)	$ 23,542	$ (383)		$ 23,159

TAB 5

Exhibit 5.

MAGYAR BANK
Statements of Cash Flows

	Nine months ended June 30,		Year ended September 30,	
	2005	2004	2004	2003
Operating activities				
Net income	$ 106	$ 571	$ 612	$ 1,527
Adjustment to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	391	375	503	511
Premium amortization on investment and mortgage-backed securities, net	120	171	233	151
Gains on sale of loans	-	(5)	(5)	(95)
Gains on sale of investment securities	(6)	-	-	-
Provision for loan losses	237	152	202	230
Deferred income tax (benefit)	(166)	894	253	141
(Increase) decrease in accrued interest receivable	(68)	(55)	(119)	89
(Increase) decrease in cash surrender value of life insurance policies	(128)	124	65	(253)
(Increase) decrease in other assets	415	(111)	(149)	(758)
(Decrease) increase in accrued interest payable	102	(12)	(20)	(75)
(Decrease) increase in other liabilities	879	(2,144)	(486)	572
Net cash provided by operating activities	1,882	(40)	1,089	2,040
Investing activities				
Net (increase) decrease in loans receivable	(55,000)	(6,777)	(19,980)	6,342
Purchases of investment securities held to maturity	-	(17,165)	(17,165)	(19,032)
Purchases of investment securities available for sale	-	(1,994)	(1,994)	(33,441)
Sales of investment securities available for sale	3,116	-	-	-
Proceeds from maturities/calls of investment securities held to maturity	3,000	2,173	2,239	7,124
Proceeds from maturities/calls of investment securities available for sale	2,002	5,000	5,000	4,000
Proceeds from maturities/calls of Federal Home Loan Bank of New York stock	-	-	-	38
Principal repayments on investment securities held to maturity	3,505	7,315	9,495	12,846
Principal repayments on investment securities available for sale	3,795	4,124	5,457	2,565
Purchases of bank owned life insurance	-	(520)	(520)	(80)
Purchases of premises and equipment	(464)	(225)	(271)	(142)
Purchases of Federal Home Loan Bank of New York stock	(82)	(79)	(143)	-
Net cash used in investing activities	(40,128)	(8,148)	(17,882)	(19,780)
Financing activities				
Net (decrease) increase in deposits	35,107	(8)	(1,701)	13,482
Net decrease in escrowed funds	196	73	(96)	(141)
Net proceeds (repayments) from borrowings	1,686	4,310	15,016	(310)
Net cash provided by financing activities	36,989	4,375	13,219	13,031
Net decrease in cash and cash equivalents	(1,257)	(3,813)	(3,574)	(4,709)
Cash and cash equivalents, beginning of year	4,975	8,549	8,549	13,258
Cash and cash equivalents, end of year	$ 3,718	$ 4,736	$ 4,975	$ 8,549
Supplemental disclosures of cash flow information				
Cash paid during the year for				
Interest	$ 3,879	$ 3,192	$ 4,274	$ 5,275
Income taxes	$ -	$ 140	$ 176	$ 990

The accompanying notes are an integral part of these statements.

TAB 6

Exhibit 6

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data											
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	9	03/03/1995	386,941	73.28	55.89	31.30	76.27	13.55
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	17	07/08/1998	806,601	72.86	54.06	39.40	74.21	19.40
CHEV	Cheviot Financial Corp. (MHC)	NASDAQ	Cincinnati	OH	5	01/06/2004	281,166	115.33	74.19	20.12	64.33	7.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	848,201	67.45	45.06	50.94	66.81	8.42
FFFS	First Federal Financial Services, Inc. (MHC)	NASDAQ	Edwardsville	IL	1	06/29/2004	138,563	113.71	82.68	14.62	72.71	-
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998	294,680	65.36	56.17	34.15	85.94	2.55
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999	118,129	146.61	79.35	11.35	54.13	27.94
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	8	04/21/1995	253,047	64.24	54.69	37.32	85.13	4.74
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004	615,881	110.52	84.60	9.08	76.55	8.07
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	438,748	72.59	51.75	35.23	71.29	15.75
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	8	11/16/1995	310,471	79.22	60.53	28.86	76.41	15.59
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	802,283	63.76	49.09	41.98	76.99	7.31
	Average						441,226	87.08	62.34	29.53	73.40	10.90
	Median						348,706	73.07	56.03	32.73	75.24	8.25
	Maximum						848,201	146.61	84.60	50.94	85.94	27.94
	Minimum						118,129	63.76	45.06	9.08	54.13	-
	Magyar Bancorp, Inc.		New Brunswick	NJ	3		325,095	96.81	76.38	17.89	79.69	11.30
	Variance to the Comparable Median						(23,611)	23.74	20.35	(14.84)	4.45	3.05

Exhibit 6

Selected Financial Data

Ticker	Short Name	*Capital for the Most Recent Period End*					*Asset Quality for the Most Recent Period End*					
		Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data											
ALLB	Greater Delaware Valley Savings Bank (MH	8.98	8.98	-	9.00	9.68	0.69	180.33	0.85	9.52	1.25	67.98
BCSB	BCSB Bankcorp, Inc. (MHC)	5.41	5.10	5.97	6.96	5.75	0.26	240.97	0.15	2.81	0.63	223.45
CHEV	Cheviot Financial Corp. (MHC)	27.61	27.61	-	21.22	27.88	0.10	370.87	0.08	0.30	0.37	326.50
CSBK	Clifton Savings Bancorp, Inc. (MHC)	24.00	24.00	-	17.55	24.15	-	NM	-	-	0.31	NM
FFFS	First Federal Financial Services, Inc. (MHC)	26.95	26.95	-	21.90	27.26	0.04	873.47	0.04	0.13	0.37	839.22
GCBC	Greene County Bancorp Inc. (MHC)	11.11	11.11	-	9.62	11.53	0.21	355.17	0.12	1.06	0.75	355.17
GOV	Gouverneur Bancorp Inc. (MHC)	15.73	15.73	-	15.30	16.44	0.42	206.65	0.37	2.37	0.87	190.25
JXSB	Jacksonville Bancorp, Inc. (MHC)	8.18	7.09	14.34	NA	8.88	0.64	201.35	0.62	7.59	1.29	113.78
KFED	K-Fed Bancorp (MHC)	15.05	14.42	4.91	10.38	15.42	0.08	556.13	0.07	0.48	0.44	507.61
ONFC	Oneida Financial Corp. (MHC)	12.14	9.41	24.81	8.87	12.59	0.01	NM	0.02	0.16	0.86	NM
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.98	5.66	20.09	7.52	7.59	1.08	92.61	0.94	13.41	1.00	64.64
WFD	Westfield Financial Inc. (MHC)	14.91	14.91	-	14.93	15.58	0.54	252.53	0.26	1.77	1.36	252.53
	Average	14.75	14.25	5.84	13.02	15.23	0.34	333.01	0.29	3.30	0.79	294.11
	Median	13.53	12.77	-	10.38	14.01	0.24	246.75	0.14	1.42	0.81	237.99
	Maximum	27.61	27.61	24.81	21.90	27.88	1.08	873.47	0.94	13.41	1.36	839.22
	Minimum	5.41	5.10	-	6.96	5.75	-	92.61	-	-	0.31	64.64
	Magyar Bancorp, Inc.	7.12	7.12	-	7.24	7.89	0.59	166.24	0.46	6.44	0.99	166.24
	Variance to the Comparable Median	(6.40)	(5.64)	-	(3.14)	(6.12)	0.36	(80.51)	0.33	5.03	0.19	(71.75)

Exhibit 6

Selected Financial Data

		LTM Profitability		LTM Income Statement								Growth		
Ticker	Short Name	Return on Avg Assets (%)	Return on Avg Equity (%)	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data													
ALLB	Greater Delaware Valley Savings Bank (MH	0.31	3.43	5.31	NA	NA	3.05	0.33	2.84	86.25	84.66	1.09	3.62	4.23
BCSB	BCSB Bankcorp, Inc. (MHC)	0.13	2.28	4.85	NA	NA	2.22	0.18	2.13	91.98	91.29	7.55	18.20	2.84
CHEV	Cheviot Financial Corp. (MHC)	0.90	3.21	5.08	NA	NA	3.49	0.13	2.14	61.02	59.56	0.86	3.96	(1.56)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.68	2.75	4.16	NA	NA	2.44	0.04	1.26	52.40	51.68	11.54	33.87	7.18
FFFS	First Federal Financial Services, Inc. (MHC)	1.48	5.54	5.61	NA	NA	3.68	0.01	1.25	34.17	33.99	2.56	10.51	2.82
GCBC	Greene County Bancorp Inc. (MHC)	1.02	9.39	5.15	1.28	3.87	3.99	0.93	3.20	68.48	60.63	3.55	10.22	3.91
GOV	Gouverneur Bancorp Inc. (MHC)	0.86	5.10	6.13	NA	NA	4.14	0.41	2.77	66.04	62.39	20.51	24.75	5.64
JXSB	Jacksonville Bancorp, Inc. (MHC)	0.34	4.23	5.12	NA	NA	3.20	0.78	3.04	79.32	73.88	(4.80)	6.60	(8.62)
KFED	K-Fed Bancorp (MHC)	0.74	4.99	NA	NA	NA	2.80	0.51	1.93	59.28	51.64	(8.21)	21.67	(11.09)
ONFC	Oneida Financial Corp. (MHC)	0.86	7.15	5.32	2.19	3.14	3.47	2.74	4.40	75.44	53.35	1.85	10.59	1.26
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.31	4.35	5.36	2.23	3.15	3.25	0.72	3.14	84.10	80.21	3.51	0.93	1.45
WFD	Westfield Financial Inc. (MHC)	0.75	5.10	4.74	NA	NA	3.17	0.39	2.28	67.75	63.56	1.62	9.15	(0.43)
	Average	0.70	4.79	5.16	1.90	3.39	3.24	0.60	2.53	68.85	63.90	3.47	12.84	0.64
	Median	0.75	4.67	5.15	2.19	3.15	3.23	0.40	2.53	68.12	61.51	2.21	10.37	2.14
	Maximum	1.48	9.39	6.13	2.23	3.87	4.14	2.74	4.40	91.98	91.29	20.51	33.87	7.18
	Minimum	0.13	2.28	4.16	1.28	3.14	2.22	0.01	1.25	34.17	33.99	(8.21)	0.93	(11.09)
	Magyar Bancorp, Inc.	0.19	2.36	5.15	1.98	3.17	3.21	0.25	3.10	90.24	89.46	17.66	37.74	20.90
	Variance to the Comparable Median	(0.56)	(2.31)	(0.00)	(0.21)	0.02	(0.01)	(0.15)	0.58	22.12	27.95	15.45	27.37	18.76

Exhibit 6

Selected Financial Data

Ticker	Short Name	Market Data						Dividends	
		Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data								
ALLB	Greater Delaware Valley Savings Bank (MH	92.10	26.76	27.45	21.61	10.10	10.10	1.35	102.86
BCSB	BCSB Bankcorp, Inc. (MHC)	77.60	13.15	14.10	12.32	7.39	6.95	3.80	312.50
CHEV	Cheviot Financial Corp. (MHC)	117.90	11.89	11.89	11.01	7.83	7.83	2.02	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	310.40	10.23	11.05	10.10	6.69	6.69	1.96	94.74
FFFS	First Federal Financial Services, Inc. (MHC)	52.50	13.40	13.75	13.00	9.53	9.53	2.99	62.26
GCBC	Greene County Bancorp Inc. (MHC)	73.10	17.70	19.00	17.00	8.03	8.03	2.49	62.86
GOV	Gouverneur Bancorp Inc. (MHC)	28.50	12.48	13.75	12.48	8.13	8.13	2.24	68.29
JXSB	Jacksonville Bancorp, Inc. (MHC)	25.30	12.86	14.80	12.86	10.52	9.01	2.33	68.18
KFED	K-Fed Bancorp (MHC)	188.20	12.80	13.14	11.55	6.31	6.00	1.88	61.11
ONFC	Oneida Financial Corp. (MHC)	85.00	11.20	14.00	10.80	7.01	5.27	3.75	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	33.30	13.50	15.25	13.50	8.67	6.93	3.04	107.89
WFD	Westfield Financial Inc. (MHC)	237.20	23.83	25.85	22.96	12.58	12.58	1.68	95.24
	Average	110.09	14.98	16.17	14.10	8.57	8.09	2.46	100.82
	Median	81.30	13.01	14.05	12.67	8.08	7.93	2.29	86.94
	Maximum	310.40	26.76	27.45	22.96	12.58	12.58	3.80	312.50
	Minimum	25.30	10.23	11.05	10.10	6.31	5.27	1.35	61.11
	Magyar Bancorp, Inc.	44.79	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(36.51)	NA	NA	NA	NA	NA	NA	NA

Exhibit 6

Selected Financial Data

Ticker	Short Name	Current Pricing Data as of 9/2/05							Productivity
		Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data								
ALLB	Greater Delaware Valley Savings Bank (MH	NM	106.40	NM	67.80	265.00	265.00	23.80	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	36.50	NM	NM	149.20	177.90	189.20	9.62	NA
CHEV	Cheviot Financial Corp. (MHC)	NM	74.30	45.70	45.70	151.90	151.90	41.94	NA
CSBK	Clifton Savings Bancorp, Inc. (MHC)	63.90	60.70	53.80	54.40	152.80	152.80	36.68	NA
FFFS	First Federal Financial Services, Inc. (MHC)	25.80	25.80	25.30	25.30	140.70	140.70	37.91	NA
GCBC	Greene County Bancorp Inc. (MHC)	27.70	27.70	25.30	25.30	220.40	220.40	24.50	100
GOV	Gouverneur Bancorp Inc. (MHC)	28.40	28.40	30.40	32.60	153.50	153.50	24.14	34
JXSB	Jacksonville Bancorp, Inc. (MHC)	29.20	29.40	29.20	29.70	122.30	142.80	10.00	114
KFED	K-Fed Bancorp (MHC)	32.00	35.60	35.60	39.10	203.00	213.50	30.56	NA
ONFC	Oneida Financial Corp. (MHC)	21.50	22.10	23.30	20.10	159.80	212.50	19.39	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	37.50	37.50	35.50	44.40	155.70	194.90	10.87	113
WFD	Westfield Financial Inc. (MHC)	39.70	40.10	37.80	38.00	189.40	189.40	28.24	148
	Average	34.22	44.36	34.19	47.63	174.37	185.55	24.80	102
	Median	30.60	35.60	32.95	38.55	157.75	189.30	24.32	113
	Maximum	63.90	106.40	53.80	149.20	265.00	265.00	41.94	148
	Minimum	21.50	22.10	23.30	20.10	122.30	140.70	9.62	34
	Magyar Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	79
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	(34)

TAB 7

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of September 2, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
AABC	Access Anytime Bancorp, Inc.	17.06	29.40	10.90	10.90	19.00	19.10	131.20	238.80	7.86	0.00	0.00
ABCW	Anchor BanCorp Wisconsin Inc.	30.48	680.40	14.70	14.70	13.90	14.20	214.40	228.90	16.34	2.10	24.89
AF	Astoria Financial Corporation	27.72	2,991.30	12.60	12.60	13.00	12.50	202.20	233.20	12.34	2.89	36.00
ALFC	Atlantic Liberty Financial Corp	28.25	47.50	26.20	26.20	22.10	28.80	167.80	167.80	25.83	1.13	22.66
ASBI	Ameriana Bancorp	13.40	42.40	14.60	13.80	21.30	20.90	108.50	110.10	9.86	4.78	101.59
BBX	BankAtlantic Bancorp, Inc.	17.07	952.00	11.20	10.00	14.30	14.30	202.70	243.70	15.40	0.82	11.76
BFBC	Benjamin Franklin Bancorp, Inc.	13.94	114.20	NA	NA	NA	NA	104.60	162.00	13.22	0.86	NA
BFCF	BFC Financial Corporation	7.20	246.50	22.50	NA	16.70	NA	152.40	336.60	3.26	0.00	0.00
BFIN	BankFinancial Corporation	14.25	348.60	NA	NA	NA	NA	108.20	115.40	19.51	0.00	NA
BHL	Berkshire Hills Bancorp, Inc.	32.65	280.80	NM	67.90	35.90	19.90	114.80	197.10	13.58	1.72	54.95
BKMU	Bank Mutual Corporation	11.00	699.20	25.00	25.10	26.20	28.20	124.40	138.40	19.81	2.36	55.95
BKUNA	BankUnited Financial Corporation	24.75	738.60	NM	NM	30.60	33.60	151.90	161.20	7.54	0.08	1.85
BOFI	B of I Holding, Inc.	9.54	79.20	26.50	26.50	23.90	23.50	127.70	127.70	13.14	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.12	18.00	64.00	61.10	NM	111.40	108.40	137.50	8.51	0.00	0.00
BRKL	Brookline Bancorp, Inc.	15.47	952.90	43.00	41.70	46.90	48.20	155.50	168.20	43.01	2.20	224.24
BYFC	Broadway Financial Corporation	11.88	18.10	15.60	15.80	13.70	13.70	128.30	128.30	6.10	1.68	22.99
CASH	Meta Financial Group, Inc.	18.30	45.80	NM	NM	NM	NM	106.40	115.50	5.96	2.84	NM
CCBI	Commercial Capital Bancorp Inc.	18.18	1,003.40	13.40	14.00	12.80	12.90	150.60	374.60	19.44	1.65	17.96
CEBK	Central Bancorp, Inc.	27.00	42.90	13.80	15.40	14.40	16.10	109.40	116.10	8.07	2.67	28.88
CFB	Commercial Federal Corporation	33.97	1,298.60	23.60	16.70	NM	37.90	171.80	221.60	12.58	1.71	NM
CFCP	Coastal Financial Corporation	14.85	262.40	16.10	15.80	16.90	16.80	274.00	274.00	17.67	1.35	21.65
CFFC	Community Financial Corporation	21.12	44.30	10.40	10.40	11.40	11.80	135.60	135.60	10.90	2.08	23.66
CIBI	Community Investors Bancorp, Inc.	13.90	14.70	16.60	16.60	17.00	17.20	112.80	112.80	11.95	2.73	44.51
CITZ	CFS Bancorp, Inc.	13.87	170.80	43.30	42.70	NM	NM	117.10	118.20	13.35	3.46	NM
CNY	Carver Bancorp, Inc.	17.18	43.20	13.00	13.00	18.30	13.20	91.70	91.70	6.97	1.86	30.85
CSBC	Citizens South Banking Corporation	12.32	89.40	23.70	23.80	30.10	26.20	126.20	140.80	17.38	2.27	65.85
CTZN	Citizens First Bancorp, Inc.	21.84	184.60	20.20	20.20	20.40	20.10	111.30	121.00	11.77	1.65	33.64
DCOM	Dime Community Bancshares, Inc.	15.40	572.20	19.30	13.20	14.00	12.80	199.00	246.70	17.48	3.64	50.91
DSL	Downey Financial Corp.	63.43	1,766.80	6.90	7.10	9.50	9.60	158.30	158.80	10.64	0.63	5.98
EFC	EFC Bancorp, Inc.	34.31	165.50	22.60	24.60	24.50	25.30	185.40	185.40	15.96	1.89	45.89
ESBF	ESB Financial Corporation	12.30	164.20	12.80	12.80	12.60	12.60	120.60	182.60	8.96	3.25	40.82
ESBK	Elmira Savings Bank, FSB	27.25	32.80	12.40	12.50	12.60	13.00	143.50	146.10	10.09	2.94	34.51
FBC	Flagstar Bancorp, Inc.	17.34	1,079.50	10.10	10.10	9.90	9.90	143.00	143.00	7.24	5.77	71.02
FBEI	First Bancorp of Indiana, Inc.	22.41	35.80	23.30	23.30	22.90	22.90	119.70	128.00	12.91	2.68	61.22
FBNW	FirstBank NW Corp.	27.95	81.90	11.30	11.30	12.80	12.80	113.30	153.70	9.93	2.43	31.05
FBSI	First Bancshares, Inc.	17.50	27.20	NM	145.80	11.60	11.60	99.20	100.70	10.82	0.91	10.60
FBTC	First BancTrust Corporation	12.90	31.10	19.00	21.70	22.60	24.60	116.60	116.60	13.26	1.86	42.11
FBTX	Franklin Bank Corp.	17.87	417.60	15.40	15.50	14.70	14.70	131.80	204.30	9.45	0.00	0.00
FCAP	First Capital, Inc.	18.00	46.70	13.20	13.20	14.00	13.90	112.40	131.00	10.66	3.56	47.29
FCFL	First Community Bank Corporation of Ameri	26.00	57.60	26.00	26.00	27.70	27.70	233.60	237.70	20.86	0.00	0.00
FDEF	First Defiance Financial Corp.	29.15	205.60	26.00	16.00	19.40	16.40	139.40	190.70	14.70	3.02	57.33
FDT	Federal Trust Corporation	11.80	97.90	21.10	21.00	25.10	22.30	229.60	229.60	14.59	1.02	25.53
FED	FirstFed Financial Corp.	57.79	956.00	11.20	11.20	13.10	13.10	185.20	186.70	10.30	0.00	0.00
FFBH	First Federal Bancshares of Arkansas, Inc.	23.55	119.00	15.90	15.90	15.50	15.50	156.70	156.70	14.77	2.21	31.58
FFBI	First Federal Bancshares, Inc.	20.79	25.90	21.70	43.80	16.50	20.70	106.30	114.30	7.26	2.31	37.30
FFCH	First Financial Holdings, Inc.	30.61	374.60	15.60	16.20	15.20	17.60	217.40	251.00	14.83	3.01	45.77
FFDF	FFD Financial Corporation	17.04	20.30	11.20	21.20	18.50	23.10	116.00	116.00	13.59	2.58	47.83
FFFD	North Central Bancshares, Inc.	37.60	57.70	14.50	11.40	12.40	11.30	132.50	149.60	12.03	3.09	36.84
FFFL	Fidelity Bankshares, Inc.	30.62	768.50	21.90	21.90	27.10	25.50	279.40	302.80	20.22	1.05	27.14
FFHS	First Franklin Corporation	16.90	28.00	12.40	43.30	30.20	57.70	114.00	114.00	10.30	1.89	57.14
FFIC	Flushing Financial Corporation	17.40	336.10	13.20	12.80	13.50	13.10	198.90	203.60	14.98	2.30	30.23
FFNM	First Federal of Northern Michigan Bancorp,	9.50	29.50	NM	59.10	NM	50.40	80.90	90.20	10.65	2.11	353.83

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of September 2, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FFSW	First Federal Banc of the Southwest, Inc.	16.40	64.50	17.10	17.10	NA	NA	133.60	149.50	11.43	1.22	NA
FFSX	First Federal Bankshares, Inc.	19.75	70.10	NM	98.80	17.00	25.00	99.70	135.50	11.94	2.03	34.48
FKFS	First Keystone Financial, Inc.	19.73	39.90	NM	NM	49.30	48.70	135.60	135.60	6.96	2.23	110.00
FMCO	FMS Financial Corporation	17.00	110.60	15.20	15.20	13.70	14.40	149.90	154.60	9.08	0.71	9.68
FMSB	First Mutual Bancshares, Inc.	25.75	137.70	14.30	14.30	14.50	14.50	213.00	213.00	13.16	1.55	20.79
FNFG	First Niagara Financial Group, Inc.	14.13	1,622.50	16.10	16.10	18.80	18.40	112.70	241.00	19.50	2.83	48.00
FNFI	First Niles Financial, Inc.	14.34	19.90	13.30	32.70	16.90	24.30	119.40	119.40	19.79	4.46	75.29
FPFC	First Place Financial Corp.	22.00	330.60	13.40	13.30	16.90	14.80	139.70	198.80	13.23	2.55	43.08
FPTB	First PacTrust Bancorp, Inc.	26.35	119.80	26.40	26.40	24.40	24.60	138.20	138.20	14.90	2.05	47.22
FSBI	Fidelity Bancorp, Inc.	19.10	55.90	15.40	16.30	14.70	14.90	132.20	141.60	8.34	2.72	35.88
GAFC	Greater Atlantic Financial Corp.	5.50	16.60	NM	NM	NM	NM	96.50	102.20	4.56	0.00	0.00
GCFC	Central Federal Corporation	10.00	22.40	NM	NM	NM	NM	115.50	128.60	13.59	3.60	NM
GDW	Golden West Financial Corporation	61.90	19,056.30	13.30	13.40	14.00	14.10	240.00	240.00	16.21	0.39	5.43
GSLA	GS Financial Corp.	15.75	20.20	17.10	17.10	NM	21.50	70.20	70.20	10.68	2.54	307.69
HARB	Harbor Florida Bancshares, Inc.	36.69	1,063.30	18.00	18.00	18.90	18.80	281.40	285.00	29.87	2.18	39.18
HARL	Harleysville Savings Financial Corporation	17.20	67.00	13.40	13.60	13.30	13.50	143.00	143.00	8.84	3.49	45.12
HCBK	Hudson City Bancorp, Inc.	12.46	7,445.80	28.30	28.30	28.30	29.00	130.80	130.80	27.52	2.25	58.45
HCFC	Home City Financial Corporation	16.14	13.50	16.10	NM	18.10	25.80	103.50	105.60	8.94	2.73	49.44
HFBC	HopFed Bancorp, Inc.	15.99	58.30	13.80	17.70	14.40	15.60	115.70	129.20	9.86	3.00	43.24
HFFC	HF Financial Corp.	17.90	62.40	22.40	22.50	12.60	12.60	116.30	128.10	6.95	2.46	30.99
HIFS	Hingham Institution for Savings	41.25	86.20	13.80	13.80	14.20	14.20	184.90	184.90	14.72	1.94	33.33
HMNF	HMN Financial, Inc.	31.89	140.30	12.90	12.50	12.80	12.30	162.40	170.40	14.26	3.01	36.14
HRZB	Horizon Financial Corp.	22.19	220.90	15.00	15.10	16.80	17.00	205.70	206.70	21.47	2.52	40.91
HWFG	Harrington West Financial Group, Inc.	16.99	91.10	12.10	12.40	11.40	11.60	162.40	184.80	8.21	2.94	29.87
ICBC	Independence Community Bank Corp.	33.83	2,821.30	12.80	13.10	12.20	12.10	122.90	274.00	15.54	3.19	37.91
IFSB	Independence Federal Savings Bank	12.00	18.60	10.70	10.70	NM	NA	107.40	107.40	11.21	0.00	0.00
JFBI	Jefferson Bancshares, Inc.	13.16	95.90	29.90	29.90	28.00	27.80	116.90	116.90	32.51	1.82	55.32
KNBT	KNBT Bancorp, Inc.	16.76	529.90	23.30	27.40	25.40	27.20	123.80	186.90	16.06	1.43	33.33
LARL	Laurel Capital Group, Inc.	21.01	40.80	18.10	18.40	20.40	20.50	146.90	166.70	13.18	3.81	77.67
LNCB	Lincoln Bancorp	16.10	86.90	NM	NM	64.40	25.10	86.80	119.70	10.78	3.48	220.00
LSBI	LSB Financial Corp.	27.75	40.90	11.60	11.60	11.80	11.80	126.70	126.70	10.98	2.31	26.81
LSBX	LSB Corporation	16.85	74.90	24.80	24.80	23.70	23.80	127.70	127.70	13.73	3.32	77.46
MAFB	MAF Bancorp, Inc.	42.94	1,374.90	14.10	14.20	14.40	14.20	144.50	216.70	13.65	2.14	30.10
MASB	MASSBANK Corp.	34.50	149.30	20.50	21.10	21.30	22.20	138.90	140.40	16.15	3.01	63.58
MCBF	Monarch Community Bancorp, Inc.	12.99	35.20	25.00	26.60	NM	NM	87.90	121.90	12.73	1.54	NM
MFBC	MFB Corp.	26.10	35.30	14.80	14.80	23.90	15.00	93.90	107.30	6.71	1.92	45.41
MFLR	Mayflower Co-operative Bank	15.00	31.10	16.30	16.30	16.70	16.80	166.70	167.30	12.92	2.67	44.44
MFSF	MutualFirst Financial, Inc.	22.80	105.10	15.00	15.00	20.50	20.50	119.90	121.20	12.24	2.28	45.95
MTXC	Matrix Bancorp, Inc.	13.75	91.00	13.20	NA	4.30	NA	93.70	93.70	4.61	0.00	0.00
NAL	NewAlliance Bancshares, Inc.	14.52	1,668.30	25.90	25.50	31.60	28.80	115.80	172.10	25.14	1.52	42.39
NASB	NASB Financial, Inc.	40.33	340.60	13.40	13.40	13.40	13.40	234.50	239.60	22.52	2.23	55.46
NDE	IndyMac Bancorp Inc.	40.27	2,557.00	8.00	8.20	10.30	10.20	182.10	193.20	13.17	3.97	37.76
NHTB	New Hampshire Thrift Bancshares, Inc.	14.16	59.40	11.80	11.80	12.90	12.60	130.60	178.30	9.43	3.53	44.32
NMIL	NewMil Bancorp, Inc.	29.57	122.40	14.00	14.00	14.40	14.40	224.40	263.90	15.06	2.71	37.38
NTBK	NetBank, Inc.	8.50	393.70	42.50	81.20	NM	NM	96.20	120.10	7.94	0.94	NM
NYB	New York Community Bancorp, Inc.	17.56	4,668.20	13.30	13.60	12.70	12.80	141.20	372.90	18.20	5.69	72.46
OCFC	OceanFirst Financial Corp.	23.02	293.60	14.40	14.40	14.90	14.90	216.80	218.90	14.83	3.48	51.61
PBCI	Pamrapo Bancorp, Inc.	21.60	107.50	13.90	13.90	13.50	13.50	189.10	189.10	16.82	4.07	54.37
PBNC	PFS Bancorp, Inc.	22.60	33.30	35.30	35.30	34.80	36.30	161.30	161.40	24.85	1.33	803.85
PBNY	Provident New York Bancorp	12.00	526.20	23.10	22.60	25.50	25.60	131.70	232.10	20.57	1.50	36.17
PCBI	Peoples Community Bancorp, Inc.	21.98	97.20	30.50	30.50	30.10	36.80	112.90	133.60	8.70	2.73	82.19
PEDE	Great Pee Dee Bancorp, Inc.	15.00	27.00	25.00	NA	22.10	NA	103.30	106.80	13.82	4.27	94.12

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of September 2, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PFB	PFF Bancorp, Inc.	29.93	735.70	15.30	15.30	16.10	16.80	215.00	215.80	18.53	2.00	31.36
PFDC	Peoples Bancorp	19.80	66.20	14.10	14.10	14.80	13.90	100.80	105.10	13.41	3.84	54.48
PFED	Park Bancorp, Inc.	30.65	34.40	22.50	23.50	17.80	29.40	106.20	106.20	12.64	2.35	41.86
PFS	Provident Financial Services, Inc.	17.66	1,267.70	22.10	22.20	20.80	20.90	113.90	189.20	19.95	1.81	34.12
PFSB	PennFed Financial Services, Inc.	19.23	255.40	17.20	17.20	17.30	17.30	205.90	205.90	12.46	1.46	21.62
PFSL	Pocahontas Bancorp, Inc.	13.10	60.80	18.20	32.40	29.10	35.30	115.60	159.30	8.43	2.44	71.11
PPBI	Pacific Premier Bancorp, Inc.	12.32	64.80	9.90	12.80	13.40	15.50	162.10	162.10	12.15	0.00	0.00
PROV	Provident Financial Holdings, Inc.	29.63	206.10	10.90	10.90	11.20	11.40	167.60	167.70	12.63	1.89	21.21
PRTR	Partners Trust Financial Group, Inc.	11.81	591.50	21.10	21.20	29.50	23.70	107.50	209.80	15.79	2.37	67.50
PSFC	Peoples-Sidney Financial Corporation	14.00	20.10	23.30	17.50	19.70	19.20	113.60	113.60	14.74	4.29	95.77
PULB	Pulaski Financial Corp.	18.13	153.00	20.60	20.60	21.30	21.30	327.90	331.10	19.88	1.77	30.59
PVFC	PVF Capital Corp.	12.70	98.20	15.90	19.80	17.90	18.70	150.00	150.00	12.09	2.12	37.92
PVSA	Parkvale Financial Corporation	27.80	156.30	12.20	12.20	13.50	13.50	138.40	195.80	8.33	2.88	38.83
RIVR	River Valley Bancorp	20.50	32.60	13.50	13.50	14.30	14.40	140.90	141.10	10.59	3.80	52.80
ROME	Rome Bancorp, Inc.	10.25	98.90	25.60	23.30	33.10	32.80	106.80	106.80	31.77	2.58	85.35
RPFG	Rainier Pacific Financial Group, Inc.	16.70	116.60	41.80	41.70	34.80	32.00	121.40	121.60	13.96	1.44	48.96
RVSB	Riverview Bancorp, Inc.	22.00	127.90	16.70	16.30	18.00	15.80	146.10	212.80	17.31	3.09	52.05
SFFS	Sound Federal Bancorp, Inc.	16.72	205.60	41.80	41.80	38.00	38.50	160.60	180.30	19.39	1.67	57.95
SOV	Sovereign Bancorp, Inc.	23.67	8,560.70	12.60	13.10	16.10	15.80	150.80	311.60	14.45	0.68	9.52
SSFC	South Street Financial Corp.	9.60	29.20	20.00	20.00	20.00	20.00	113.10	113.10	12.77	4.17	83.33
SVBI	Severn Bancorp, Inc.	18.90	157.20	11.30	11.30	11.70	11.70	238.80	240.00	19.86	1.27	14.29
SYNF	Synergy Financial Group, Inc.	12.39	148.30	31.00	30.40	31.80	31.80	149.90	151.20	16.06	1.61	43.59
SZB	SouthFirst Bancshares, Inc.	12.76	9.10	8.90	10.10	NM	21.80	86.40	91.10	6.43	3.13	NM
THRD	TF Financial Corporation	27.55	80.60	12.10	12.10	12.20	12.20	120.70	130.50	11.58	2.61	31.42
TONE	TierOne Corporation	27.64	501.50	15.00	15.00	16.90	16.90	173.10	212.10	15.65	0.87	13.41
TRST	TrustCo Bank Corp NY	13.10	983.10	16.40	17.30	17.00	19.40	418.90	419.90	34.08	4.58	77.92
TSBK	Timberland Bancorp, Inc.	23.40	87.50	11.50	11.50	14.00	14.00	119.90	133.80	15.83	2.74	36.53
TSH	Teche Holding Co.	38.75	86.70	14.90	14.90	15.40	16.00	141.40	151.30	12.80	2.58	37.45
UCBC	Union Community Bancorp	26.50	51.40	33.10	32.10	30.50	28.90	151.90	164.90	19.44	2.26	68.97
UCFC	United Community Financial Corp.	11.08	343.60	12.60	12.60	17.30	16.90	133.50	155.30	14.18	2.98	50.39
UTBI	United Tennessee Bankshares, Inc.	21.25	25.10	12.40	31.80	12.70	15.20	133.10	138.10	21.22	1.88	23.81
WAYN	Wayne Savings Bancshares, Inc.	15.07	51.70	29.00	29.00	NM	47.20	137.00	145.80	12.71	3.19	436.36
WES	Westcorp	62.39	3,256.10	12.60	NA	13.90	NA	218.00	218.00	19.26	0.96	13.14
WFSL	Washington Federal, Inc.	23.40	2,031.00	15.00	15.00	14.40	14.10	173.00	181.90	25.61	3.42	47.35
WGBC	Willow Grove Bancorp, Inc.	15.50	232.50	21.50	19.90	21.80	19.40	136.30	137.50	15.17	3.10	66.20
WM	Washington Mutual, Inc.	41.92	36,860.80	11.00	11.30	12.10	11.80	163.60	228.80	11.30	4.58	53.45
WSB	Washington Savings Bank, F.S.B.	9.98	73.90	10.90	10.90	10.20	10.30	132.90	132.90	13.97	0.00	14.29
WSFS	WSFS Financial Corporation	57.87	397.10	16.10	16.10	16.10	16.40	205.50	207.10	14.70	0.48	7.22
WVFC	WVS Financial Corp.	16.25	38.90	10.70	NA	13.70	NA	133.20	133.20	9.24	3.94	53.78
	All Fully Converted Average	21.56	871.30	18.38	21.86	19.19	20.86	147.70	170.92	14.24	2.22	55.31
	All Fully Converted Median	17.90	105.10	15.40	16.10	16.80	16.90	133.50	154.60	13.23	2.26	39.18
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	12.84	203.80	24.73	24.73	29.81	29.81	94.44	94.44	22.82	1.56	NA
ACFC	Atlantic Coast Federal Corporation (MHC)	14.30	208.00	42.60	42.60	46.95	46.61	100.85	102.35	25.49	1.68	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	13.15	77.60	28.91	219.06	52.95	72.10	90.40	93.23	9.14	3.80	312.50
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	11.96	158.20	NM	NM	NM	NM	NM	NM	NM	-	NA
CFFN	Capitol Federal Financial (MHC)	34.47	2,563.60	30.39	30.39	NM	NM	106.66	106.66	25.75	5.80	NM
CHFN	Charter Financial Corp. (MHC)	35.02	686.50	36.76	51.32	41.10	52.72	92.32	93.05	44.11	4.00	571.43
CHEV	Cheviot Financial Corp. (MHC)	11.89	117.90	50.39	50.39	37.20	37.20	88.59	88.59	35.03	2.02	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.23	310.40	45.36	43.55	42.46	42.75	88.65	88.65	31.20	1.96	94.74

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of September 2, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
COBK	Colonial Bankshares, Inc. (MHC)	11.00	49.70	NM	NM	NM	NM	NM	NM	NM	-	NA
FFCO	FedFirst Financial Corp. (MHC)	8.90	58.90	NM	NM	NM	NM	NM	NM	NM	-	NA
FFFS	First Federal Financial Services, Inc. (MHC)	13.40	52.50	22.81	22.81	22.17	22.17	84.63	84.63	32.16	2.99	62.26
GOV	Gouverneur Bancorp Inc. (MHC)	12.48	28.50	24.27	24.27	25.60	27.19	87.52	87.52	21.57	2.24	68.29
ALLB	Greater Delaware Valley Savings Bank (MH(	26.76	92.10	99.88	61.80	47.51	44.11	94.21	94.21	20.47	1.35	102.86
GCBC	Greene County Bancorp Inc. (MHC)	17.70	73.10	23.50	23.50	21.26	21.26	108.09	108.09	22.18	2.49	62.86
HBOS	Heritage Financial Group (MHC)	11.06	124.30	NM	NM	NM	NM	NM	NM	NM	-	NA
HOME	Home Federal Bancorp, Inc. (MHC)	13.01	197.90	23.09	27.01	31.82	NM	97.18	97.18	25.40	1.54	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	12.86	25.30	24.35	24.45	24.98	25.29	78.79	86.81	9.57	2.33	68.18
KRNY	Kearny Financial Corp (MHC)	11.94	868.50	21.92	46.70	34.26	43.31	84.71	92.25	33.06	1.34	14.81
KFFB	Kentucky First Federal Bancorp (MHC)	10.18	87.50	43.09	43.09	60.32	NM	82.05	95.94	27.40	3.93	NA
KFED	K-Fed Bancorp (MHC)	12.80	188.20	30.60	30.60	32.86	32.20	99.21	101.65	26.40	1.88	61.11
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.45	94.70	42.98	45.67	101.53	45.59	97.99	98.24	26.81	1.29	NA
NWSB	Northwest Bancorp, Inc. (MHC)	22.09	1,123.10	17.23	17.23	17.43	17.53	96.91	111.76	16.26	2.54	45.05
OSHC	Ocean Shore Holding Company (MHC)	11.56	101.30	26.78	26.78	51.65	30.53	93.49	93.49	17.03	-	NA
ONFC	Oneida Financial Corp. (MHC)	11.20	85.00	18.11	18.55	19.99	17.56	90.45	105.25	17.73	3.75	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.50	33.30	28.35	28.35	28.21	33.85	83.29	93.48	10.13	3.04	107.89
PBCT	People's Bank (MHC)	29.69	4,200.40	23.80	29.10	27.81	31.05	126.01	130.18	32.28	2.96	95.01
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	11.90	148.70	30.16	30.16	35.58	35.04	92.36	92.36	28.90	1.34	NA
PSBH	PSB Holdings, Inc. (MHC)	10.30	71.50	26.32	NM	43.10	NM	83.27	83.27	19.30	1.94	83.33
RCKB	Rockville Financial, Inc. (MHC)	13.57	263.70	NM	NM	NM	NM	NM	NM	NM	-	NA
SIFI	SI Financial Group Inc. (MHC)	12.14	152.50	35.05	37.09	55.86	33.08	95.31	95.45	20.72	0.99	NA
UBNK	United Financial Bancorp, Inc. (MHC)	11.70	201.30	NM	NM	NM	NM	NM	NM	NM	-	NA
WFD	Westfield Financial Inc. (MHC)	23.83	237.20	33.50	33.74	31.85	31.94	101.43	101.43	25.88	1.68	95.24
	All MHC's Average	15.31	402.66	32.88	41.32	38.57	35.13	93.80	96.93	24.11	1.89	118.79
	All MHC's Median	12.64	136.50	28.63	30.39	34.26	32.64	92.93	94.33	25.45	1.78	85.42
	New Jersey											
FMCO	FMS Financial Corporation	17.00	110.60	15.20	15.20	13.70	14.40	149.90	154.60	9.08	0.71	9.68
HCBK	Hudson City Bancorp, Inc.	12.46	7,445.80	28.30	28.30	28.30	29.00	130.80	130.80	27.52	2.25	58.45
OCFC	OceanFirst Financial Corp.	23.02	293.60	14.40	14.40	14.90	14.90	216.80	218.90	14.83	3.48	51.61
PBCI	Pamrapo Bancorp, Inc.	21.60	107.50	13.90	13.90	13.50	13.50	189.10	189.10	16.82	4.07	54.37
PFS	Provident Financial Services, Inc.	17.66	1,267.70	22.10	22.20	20.80	20.90	113.90	189.20	19.95	1.81	34.12
PFSB	PennFed Financial Services, Inc.	19.23	255.40	17.20	17.20	17.30	17.30	205.90	205.90	12.46	1.46	21.62
SYNF	Synergy Financial Group, Inc.	12.39	148.30	31.00	30.40	31.80	31.80	149.90	151.20	16.06	1.61	43.59
	New Jersey Fully Converted Average		1,375.56	20.30	20.23	20.04	20.26	165.19	177.10	16.67	2.20	39.06
	New Jersey Fully Converted Median		255.40	17.20	17.20	17.30	17.30	149.90	189.10	16.06	1.81	43.59
	New Jersey MHC's											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.23	310.40	45.36	43.55	42.46	42.75	88.65	88.65	31.20	1.96	94.74
COBK	Colonial Bankshares, Inc. (MHC)	11.00	49.70	NM	NM	NM	NM	NM	NM	NM	0.00	NA
KRNY	Kearny Financial Corp (MHC)	11.94	868.50	21.92	46.70	34.26	43.31	84.71	92.25	33.06	1.34	14.81
OSHC	Ocean Shore Holding Company (MHC)	11.56	101.30	26.78	26.78	51.65	30.53	93.49	93.49	17.03	-	NA
	New Jersey MHC's Average		332.48	31.35	39.01	42.79	38.86	88.95	91.47	27.10	0.83	54.78
	New Jersey MHC's Median		205.85	26.78	43.55	42.46	42.75	88.65	92.25	31.20	0.67	54.78

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of September 2, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
ALLB	Greater Delaware Valley Savings Bank (MH(	26.76	92.10	99.88	61.80	47.51	44.11	94.21	94.21	20.47	1.35	102.86
BCSB	BCSB Bankcorp, Inc. (MHC)	13.15	77.60	28.91	219.06	52.95	72.10	90.40	93.23	9.14	3.80	312.50
CHEV	Cheviot Financial Corp. (MHC)	11.89	117.90	50.39	50.39	37.20	37.20	88.59	88.59	35.03	2.02	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.23	310.40	45.36	43.55	42.46	42.75	88.65	88.65	31.20	1.96	94.74
FFFS	First Federal Financial Services, Inc. (MHC)	13.40	52.50	22.81	22.81	22.17	22.17	84.63	84.63	32.16	2.99	62.26
GCBC	Greene County Bancorp Inc. (MHC)	17.70	73.10	23.50	23.50	21.26	21.26	108.09	108.09	22.18	2.49	62.86
GOV	Gouverneur Bancorp Inc. (MHC)	12.48	28.50	24.27	24.27	25.60	27.19	87.52	87.52	21.57	2.24	68.29
JXSB	Jacksonville Bancorp, Inc. (MHC)	12.86	25.30	24.35	24.45	24.98	25.29	78.79	86.81	9.57	2.33	68.18
KFED	K-Fed Bancorp (MHC)	12.80	188.20	30.60	30.60	32.86	32.20	99.21	101.65	26.40	1.88	61.11
ONFC	Oneida Financial Corp. (MHC)	11.20	85.00	18.11	18.55	19.99	17.56	90.45	105.25	17.73	3.75	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.50	33.30	28.35	28.35	28.21	33.85	83.29	93.48	10.13	3.04	107.89
WFD	Westfield Financial Inc. (MHC)	23.83	237.20	33.50	33.74	31.85	31.94	101.43	101.43	25.88	1.68	95.24
	Comparable Average		110.09	35.84	48.42	32.25	33.97	91.27	94.46	21.79	2.46	100.82
	Comparable Median		81.30	28.63	29.48	30.03	32.07	89.53	93.36	21.88	2.29	86.94
	All Fully Converted Average		871.30	18.38	21.86	19.19	20.86	147.70	170.92	14.24	2.225	55.31
	All Fully Converted Median		105.10	15.40	16.10	16.80	16.90	133.50	154.60	13.23	2.260	39.18
	All MHC's Average		402.66	32.88	41.32	38.57	35.13	93.80	96.93	24.11	1.889	118.79
	All MHC's Median		136.50	28.63	30.39	34.26	32.64	92.93	94.33	25.45	1.780	85.42
	New Jersey Fully Converted Average		1,375.56	20.30	20.23	20.04	20.26	165.19	177.10	16.67	2.199	39.06
	New Jersey Fully Converted Median		255.40	17.20	17.20	17.30	17.30	149.90	189.10	16.06	1.810	43.59
	New Jersey MHC's Average		332.48	31.35	39.01	42.79	38.86	88.95	91.47	27.10	0.825	54.78
	New Jersey MHC's Median		205.85	26.78	43.55	42.46	42.75	88.65	92.25	31.20	0.670	54.78

TAB 8

Ex

MHC Conversions - 2003 to Date
Selected Market Data
Market Data as of 9/2/05

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3`05	**Average**					**79.65**
	Median					**79.65**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2`05	**Average**					**83.49**
	Median					**84.61**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1`05	**Average**					**85.82**
	Median					**87.33**
2005 YTD	**Average**					**83.94**
	Median					**84.72**
SFBI	SFSB Inc. (MHC)	12/31/2004	10.0000	55.00	11,045	82.72
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	10.0000	54.30	31,767	91.09
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.0000	54.00	7,214	88.59
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	10.0000	55.00	61,040	84.85
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	10.0000	59.04	51,015	89.36
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	90.25
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	10.0000	58.00	41,645	90.71
Q4`04	**Average**					**87.85**
	Median					**88.59**
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	92.82
Q2`04	**Average**					**84.84**
	Median					**85.32**
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	83.14
Q1`04	**Average**					**87.62**
	Median					**87.62**

Ex

MHC Conversions - 2003 to Date
Selected Market Data
Market Data as of 9/2/05

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
2004	Average					82.25
	Median					86.68
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	80.70
Q4`03	Average					79.02
	Median					79.02
2003	Average					79.02
	Median					79.02
1/1/2002	Average					85.26
9/2/2005	Median					85.18

E[illegible]8.

Ticker	Short Name	Percent Change from IPO				
		After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	Current Stock Price 9/2/2005
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	10.00	5.00	7.00	NA	10.65
UBNK	United Financial Bancorp, Inc. (MHC)	17.50	15.70	17.00	NA	11.70
Q3'05	**Average**	**13.75**	**10.35**	**12.00**	**NA**	**11.18**
	Median	**13.75**	**10.35**	**12.00**	**NA**	**11.18**
COBK	Colonial Bankshares, Inc. (MHC)	6.00	6.90	7.50	NA	11.00
HBOS	Heritage Financial Group (MHC)	7.50	7.20	9.30	NA	11.06
NPEN	North Penn Bancorp, Inc. (MHC)	10.00	2.50	1.50	1.50	10.19
RCKB	Rockville Financial, Inc. (MHC)	4.80	10.50	19.60	38.90	13.57
FFCO	FedFirst Financial Corp. (MHC)	-6.60	-7.10	-14.50	-9.00	8.90
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	-0.50	-0.10	-5.00	7.90	11.96
Q2'05	**Average**	**3.53**	**3.32**	**3.07**	**9.83**	**11.11**
	Median	**5.40**	**4.70**	**4.50**	**4.70**	**11.03**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-1.50	-6.50	-12.50	8.40	11.90
KFFB	Kentucky First Federal Bancorp (MHC)	7.90	11.00	12.40	15.50	10.18
KRNY	Kearny Financial Corp (MHC)	13.90	14.30	10.80	6.00	11.94
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	-1.00	0.00	-0.80	-6.00	9.80
BVFL	BV Financial, Inc. (MHC)	-6.50	-4.00	-1.50	-8.60	8.80
GTWN	Georgetown Bancorp, Inc. (MHC)	2.00	0.00	0.50	-3.50	9.25
Q1'05	**Average**	**2.47**	**2.47**	**1.48**	**1.97**	**10.31**
	Median	**0.50**	**-**	**(0.15)**	**1.25**	**9.99**
2005 YTD	**Average**	**4.54**	**3.96**	**3.66**	**5.11**	**10.78**
	Median	**5.40**	**3.75**	**4.25**	**3.75**	**10.83**
SFBI	SFSB Inc. (MHC)	7.50	0.00	-0.50	-7.50	9.20
OSHC	Ocean Shore Holding Company (MHC)	21.50	22.50	6.30	10.40	11.56
LPBC	Lincoln Park Bancorp (MHC)	10.00	12.50	0.20	2.00	9.35
ABBC	Abington Community Bancorp, Inc. (MHC)	33.50	33.00	29.00	34.70	12.84
HOME	Home Federal Bancorp, Inc. (MHC)	24.90	28.00	23.30	27.50	13.01
ACFC	Atlantic Coast Federal Corporation (MHC)	5.00	6.30	4.50	16.00	10.30
PSBH	PSB Holdings, Inc. (MHC)	17.50	24.80	29.30	36.20	14.30
NVSL	Naugatuck Valley Financial Corp. (MHC)	8.00	8.10	4.20	7.60	12.45
SIFI	SI Financial Group Inc. (MHC)	12.00	10.50	9.40	22.50	12.14
Q4'04	**Average**	**15.54**	**16.19**	**11.74**	**16.60**	**11.68**
	Median	**12.00**	**12.50**	**6.30**	**16.00**	**12.14**
FFFS	First Federal Financial Services, Inc. (MHC)	3.75	2.50	-3.13	-0.13	8.65
MNCK	Monadnock Community Bancorp, Inc. (MHC)	15.00	20.50	35.00	35.00	13.40
OFFO	Osage Federal Financial Inc. (MHC)	20.00	22.50	9.50	9.50	13.50
WAWL	Wawel Savings Bank (MHC)	29.50	25.00	12.50	25.00	10.50
Q2'04	**Average**	**17.06**	**17.63**	**13.47**	**17.34**	**11.51**
	Median	**17.50**	**21.50**	**11.00**	**17.25**	**11.95**
KFED	K-Fed Bancorp (MHC)	34.90	30.00	15.10	29.00	12.80
CZWI	Citizens Community Bancorp (MHC)	23.70	32.50	17.50	18.50	12.75
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.50	37.50	32.90	24.00	10.23
CHEV	Cheviot Financial Corp. (MHC)	33.20	34.70	33.00	31.00	11.89
Q1'04	**Average**	**28.58**	**33.68**	**24.63**	**25.63**	**11.92**
	Median	**28.45**	**33.60**	**25.20**	**26.50**	**12.32**

Ticker	Short Name	Percent Change from IPO				
		After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	Current Stock Price 9/2/2005
2004	**Average**	17.91	19.49	14.34	17.85	11.05
	Median	18.75	22.50	11.00	20.50	12.02
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	48.86	40.34	46.02	45.45	9.20
ASBH	ASB Holding Company (MHC)	62.00	71.00	68.50	79.50	27.80
Q4`03	**Average**	55.43	55.67	57.26	62.48	18.50
	Median	55.43	55.67	57.26	62.48	18.50
2003	**Average**	55.43	55.67	57.26	62.48	18.50
	Median	55.43	55.67	57.26	62.48	18.50
1/1/2002	**Average**	15.05	15.69	12.85	17.15	11.72
9/2/2005	**Median**	10.00	11.00	9.40	15.50	11.56

TAB 9

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	50.00						
	Mid	55.56	33.97	32.07	38.86	42.75	35.13	32.64
	Max	58.82						
	Smax	62.50						
Price-to-Book Ratio P/B	Min	69.30%						
	Mid	73.69%	91.27%	89.53%	88.95%	88.65%	93.80%	92.93%
	Max	77.28%						
	Smax	80.71%						
Price-to-Tangible Book Ratio P/TB	Min	69.30%						
	Mid	73.69%	94.46%	93.36%	91.47%	92.25%	96.93%	94.33%
	Max	77.28%						
	Smax	80.71%						
Price-to-Assets Ratio P/A	Min	10.97%						
	Mid	12.69%	21.79%	21.88%	27.10%	31.20%	24.11%	25.45%
	Max	14.36%						
	Smax	16.21%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended June 30, 2005		$	147	(1)
Pre-Conversion Book Value	B			
As of June 30, 2005		$	23,159	
Pre-Conversion Assets	A			
As of June 30, 2005		$	325,095	
Return on Money	R		2.21%	(2)
Conversion Expenses		$	1,045	
	X		2.26%	(3)
Proceeds Not Invested		$	5,557	(4)
Estimated ESOP Borrowings		$	3,705	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	124	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	1,852	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	370	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	46,310	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = \$46,310,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = \$46,310,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = \$46,310,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,631,000	$ 10	$ 46,310,000
Range:			
- Minimum	3,936,350	$ 10	39,363,500
- Maximum	5,325,650	10	53,256,500
- Super Maximum	6,124,498	10	61,244,980

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,936,350	4,631,000	5,325,650	6,124,498
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 39,363,500	$ 46,310,000	$ 53,256,500	$ 61,244,980
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	3,936,350	4,631,000	5,325,650	6,124,498
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 39,363,500	$ 46,310,000	$ 53,256,500	$ 61,244,980
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,936,350	4,631,000	5,325,650	6,124,498
Conversion Shares Offered		3,936,350	4,631,000	5,325,650	6,124,498
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 39,364	$ 46,310	$ 53,257	$ 61,245
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		39,364	46,310	53,257	61,245
Gross Proceeds		39,364	46,310	53,257	61,245
Less: Est. Conversion Expenses		981	1,045	1,109	1,182
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 38,383	$ 45,265	$ 52,148	$ 60,063
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 38,383	$ 45,265	$ 52,148	$ 60,063
Less: ESOP Adjustment	(3)	3,149	3,705	4,261	4,900
Less: MRP Adjustment	(3)	1,575	1,852	2,130	2,450
Net Proceeds Reinvested		$ 33,659	$ 39,708	$ 45,757	$ 52,713
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$ 744	$ 878	$ 1,011	$ 1,165
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	63	74	85	98
Less: Option Expense	(10)	302	355	408	469
Less: MRP Adjustment	(7)	189	222	256	294
Pro-forma Net Income		190	227	262	304
Earnings Before Conversion		147	147	147	147
Earnings Excluding Adjustment		337	374	409	451
Earnings Adjustment	(6)	399	399	399	399
Earnings After Conversion		$ 736	$ 773	$ 808	$ 850

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at June 30, 2005		$ 23,159	$ 23,159	$ 23,159	$ 23,159
Net Conversion Proceeds		38,383	45,265	52,148	60,063
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(3,149)	(3,705)	(4,261)	(4,900)
Less: MRP Adjustment	(2)	(1,575)	(1,852)	(2,130)	(2,450)
Pro-forma Net Worth		$ 56,818	$ 62,867	$ 68,916	$ 75,872
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 56,818	$ 62,867	$ 68,916	$ 75,872
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 56,818	$ 62,867	$ 68,916	$ 75,872
Pro-forma Assets					
Total Assets at June 30, 2005		$ 325,095	$ 325,095	$ 325,095	$ 325,095
Net Conversion Proceeds		38,383	45,265	52,148	60,063
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(3,149)	(3,705)	(4,261)	(4,900)
Less: MRP Adjustment	(2)	(1,575)	(1,852)	(2,130)	(2,450)
Pro-forma Assets Excluding Adjustment		358,754	364,803	370,852	377,808
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 358,754	$ 364,803	$ 370,852	$ 377,808
Stockholder's Equity Per Share					
Net Worth at June 30, 2005		$ 5.88	$ 5.00	$ 4.35	$ 3.78
Estimated Net Proceeds		9.75	9.77	9.79	9.81
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		14.43	13.57	12.94	12.39
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 14.43	$ 13.57	$ 12.94	$ 12.39

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.04	$ 0.03	$ 0.03	$ 0.03
Incremental return Per Share	(8)	0.20	0.21	0.21	0.21
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.08)	(0.08)	(0.08)	(0.08)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.11	0.09	0.08	0.07
Pro Forma Earnings Per Share	(8)	$ 0.20	$ 0.18	$ 0.17	$ 0.16
Shares Utilized					
Shares Utilized		3,631	4,272	4,914	5,650
Pro-forma Ratios					
Price/EPS without Adjustment		111.11	111.11	111.11	111.11
Price/EPS with Adjustment		50.00	55.56	58.82	62.50
Price/Book Value per Share		69.30%	73.69%	77.28%	80.71%
Price/Tangible Book Value		69.30%	73.69%	77.28%	80.71%
Market Value/Assets		10.97%	12.69%	14.36%	16.21%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Severance Arraignments for CEO and CFO tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		3,936	4,631	5,326	6,125
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 39,364	$ 46,310	$ 53,257	$ 61,245
Estimated Insider Purchases		(1,000)	(1,000)	(1,000)	(1,000)
ESOP Purchases		(3,149)	(3,705)	(4,261)	(4,900)
Proceeds to Base Fee On		$ 35,215	$ 41,605	$ 47,996	$ 55,345
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 352	$ 416	$ 480	$ 553
Advisory Fee		-	-	-	-
Total Underwriters Fee		352	416	480	553
All Other Expenses		629	629	629	629
Total Expense		$ 981	$ 1,045	$ 1,109	$ 1,182
Shares Calculations					
Shares Outstanding (used for BV/Sh)		3,936	4,631	5,326	6,124
Less: New ESOP Adjustment		315	371	426	490
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	10	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		3,631	4,272	4,914	5,650
Actual number of shares for EPS		3,631,939	4,272,869	4,913,800	5,650,871
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,936,350	4,631,000	5,325,650	6,124,498
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	3,936,350	4,631,000	5,325,650	6,124,498
Exchange Shares	-	-	-	-
Conversion Shares	3,936,350	4,631,000	5,325,650	6,124,498
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 39,363,500	$ 46,310,000	$ 53,256,500	$ 61,244,980
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		3,936,350	4,631,000	5,325,650	6,124,498
Less: New ESOP Adjustment		314,908	370,480	426,052	489,959
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	157,454	185,240	213,026	244,980
Plus: New SOP 93-6 ESOP Shares	(2)	10,497	12,349	14,202	16,332
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		3,789,393	4,458,109	5,126,826	5,895,851
EPS		$ 0.20	$ 0.18	$ 0.17	$ 0.15
BV/Share		$ 13.88	$ 13.05	$ 12.44	$ 11.91
Voting Dilution		4.35%	4.36%	4.34%	4.34%

Option Dilution					
Shares Outstanding		3,936,350	4,631,000	5,325,650	6,124,498
Less: New ESOP Adjustment		314,908	370,480	426,052	489,959
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	393,635	463,100	532,565	612,450
Plus: New SOP 93-6 ESOP Shares	(2)	10,497	12,349	14,202	16,332
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		4,025,574	4,735,969	5,446,365	6,263,321
EPS		$ 0.18	$ 0.16	$ 0.15	$ 0.14
BV/Share		$ 14.03	$ 13.25	$ 12.67	$ 12.17
Voting Dilution		10.86%	10.86%	10.84%	10.85%

TAB 10

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	50.00						
Price-Core Earnings Ratio P/E	Mid	52.63	33.97	32.07	38.86	42.75	35.13	32.64
	Max	62.50						
	Smax	66.67						
	Min	69.20%						
Price-to-Book Ratio P/B	Mid	73.69%	91.27%	89.53%	88.95%	88.65%	93.80%	92.93%
	Max	77.34%						
	Smax	80.97%						
	Min	69.20%						
Price-to-Tangible Book Ratio P/TB	Mid	73.69%	94.46%	93.36%	91.47%	92.25%	96.93%	94.33%
	Max	77.34%						
	Smax	80.97%						
	Min	10.67%						
Price-to-Assets Ratio P/A	Mid	12.35%	21.79%	21.88%	27.10%	31.20%	24.11%	25.45%
	Max	13.98%						
	Smax	15.79%						

Valuation Parameters

Parameter	Symbol		Value
Prior Twelve Mos. Earning Base	Y		
Period Ended June 30, 2005		$	147 (1)
Pre-Conversion Book Value	B		
As of June 30, 2005		$	23,159
Pre-Conversion Assets	A		
As of June 30, 2005		$	325,095
Return on Money	R		2.21% (2)
Conversion Expenses		$	1,023
	X		2.33% (3)
Proceeds Not Invested		$	5,375 (4)
Estimated ESOP Borrowings		$	3,583
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings		$	119 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		30 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	1,792 (6)
MRP Purchases	M		4.00%
MRP Expense		$	358
Foundation Amount		$	792 (7)
Foundation Amount	F		1.80% 1.80%
Foundation Opportunity Cost		$	18
Tax Benefit	Z	$	317 (8)
Tax Rate	TAX		40.00%
Percentage Sold	PCT		100.00%
Amount to be issued to Public		$	44,000 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 40% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $44,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $44,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $44,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	4,400,000	$	10.00	$	44,000,000
Range:					
- Minimum	3,740,000		10.00		37,400,000
- Maximum	5,060,000		10.00		50,600,000
- Super Maximum	5,819,000		10.00		58,190,000

Pre Foundation

	Appraised Value							
Conclusion	Minimum		Midpoint		Maximum		SuperMaximum *	
Total Shares		3,740,000		4,400,000		5,060,000		5,819,000
Price per Share	$	10	$	10	$	10	$	10
Full Conversion Value	$	37,400,000	$	44,000,000	$	50,600,000	$	58,190,000
Exchange Shares		0		0		0		0
Exchange Percent		0.00%		0.00%		0.00%		0.00%
Conversion Shares		3,740,000		4,400,000		5,060,000		5,819,000
Conversion Percent		100.00%		100.00%		100.00%		100.00%
Gross Proceeds	$	37,400,000	$	44,000,000	$	50,600,000	$	58,190,000
Exchange Value	$	-	$	-	$	-	$	-
Exchange Ratio		0.0000		0.0000		0.0000		0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,740,000	4,400,000	5,060,000	5,819,000
Conversion Shares Offered		3,740,000	4,400,000	5,060,000	5,819,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 37,400	$ 44,000	$ 50,600	$ 58,190
Plus: Value issued to Foundation	(9)	673	792	911	1,047
Pro Forma Market Capitalization		38,073	44,792	51,511	59,237
Gross Proceeds		37,400	44,000	50,600	58,190
Less: Est. Conversion Expenses		963	1,023	1,084	1,154
Less: Cash issued to Foundation		500	500	500	500
Net Proceeds		$ 35,937	$ 42,477	$ 49,016	$ 56,536
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 35,937	$ 42,477	$ 49,016	$ 56,536
Less: ESOP Adjustment	(3)	3,046	3,583	4,121	4,739
Less: MRP Adjustment	(3)	1,523	1,792	2,060	2,369
Net Proceeds Reinvested		$ 31,368	$ 37,102	$ 42,835	$ 49,428
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$ 693	$ 820	$ 947	$ 1,092
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	61	72	82	95
Less: Option Expense	(10)	292	343	395	454
Less: MRP Adjustment	(7)	183	215	247	284
Pro Forma Net Income		157	190	223	259
Earnings Before Conversion		147	147	147	147
Earnings Excluding Adjustment		304	337	370	406
Earnings Adjustment	(6)	399	399	399	399

		Minimum	Midpoint	Maximum	SuperMax
Earnings After Conversion		$ 703	$ 736	$ 769	$ 805

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at June 30, 2005		$ 23,159	$ 23,159	$ 23,159	$ 23,159
Net Conversion Proceeds		35,937	42,477	49,016	56,536
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,173	1,292	1,411	1,547
Less: After Tax Expense of Foundation		(704)	(775)	(846)	(928)
Less: ESOP Adjustment	(1)	(3,046)	(3,583)	(4,121)	(4,739)
Less: MRP Adjustment	(2)	(1,523)	(1,792)	(2,060)	(2,369)
Pro Forma Net Worth		$ 54,996	$ 60,778	$ 66,559	$ 73,206
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 54,996	$ 60,778	$ 66,559	$ 73,206
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 54,996	$ 60,778	$ 66,559	$ 73,206
Pro Forma Assets					
Total Assets at June 30, 2005		$ 325,095	$ 325,095	$ 325,095	$ 325,095
Net Conversion Proceeds		35,937	42,477	49,016	56,536
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,173	1,292	1,411	1,547
Less: After Tax Expense of Foundation		(704)	(775)	(846)	(928)
Less: ESOP Adjustment	(1)	(3,046)	(3,583)	(4,121)	(4,739)
Less: MRP Adjustment	(2)	(1,523)	(1,792)	(2,060)	(2,369)
Pro Forma Assets Excluding Adjustment		356,932	362,714	368,495	375,142
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 356,932	$ 362,714	$ 368,495	$ 375,142
Stockholder's Equity Per Share					
Net Worth at June 30, 2005		$ 6.08	$ 5.17	$ 4.50	$ 3.91
Estimated Net Proceeds		9.44	9.48	9.52	9.54
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.31	0.29	0.27	0.26
Less: After Tax Expense of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		14.45	13.57	12.93	12.35
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 14.45	$ 13.57	$ 12.93	$ 12.35

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

	Note	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.04	$ 0.04	$ 0.03	$ 0.03
Incremental return Per Share	(8)	0.20	0.20	0.20	0.20
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.08)	(0.08)	(0.08)	(0.08)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.11	0.10	0.08	0.07
Pro Forma Earnings Per Share	(8)	$ 0.20	$ 0.19	$ 0.16	$ 0.15
Shares Utilized					
Shares Utilized		3,512	4,133	4,753	5,466
Pro Forma Ratios					
Price/EPS without Adjustment		111.11	111.11	125.00	125.00
Price/EPS with Adjustment		50.00	52.63	62.50	66.67
Price/Book Value per Share		69.20%	73.69%	77.34%	80.97%
Price/Tangible Book Value		69.20%	73.69%	77.34%	80.97%
Market Value/Assets		10.67%	12.35%	13.98%	15.79%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Severance Arraignments for CEO and CFO tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 2% of the gross proceeds.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		3,740	4,400	5,060	5,819
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 37,400	$ 44,000	$ 50,600	$ 58,190
Estimated Insider Purchases		(1,000)	(1,000)	(1,000)	(1,000)
ESOP Purchases		(3,046)	(3,583)	(4,121)	(4,739)
Proceeds to Base Fee On		$ 33,354	$ 39,417	$ 45,479	$ 52,451
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 334	$ 394	$ 455	$ 525
Advisory Fee		-	-	-	-
Total Underwriters Fee		334	394	455	525
All Other Expenses		629	629	629	629
Total Expense		$ 963	$ 1,023	$ 1,084	$ 1,154
Shares Calculations					
Shares Outstanding		3,807	4,479	5,151	5,924
Less: New ESOP Adjustment		305	358	412	474
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	10	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		3,512	4,133	4,753	5,466
Actual number of shares for EPS		3,512,888	4,132,809	4,752,730	5,465,640
Actual foundation shares		67,320	79,200	91,080	104,742

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,740,000	4,400,000	5,060,000	5,819,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	67,320	79,200	91,080	104,742
Total Shares	3,807,320	4,479,200	5,151,080	5,923,742
Exchange Shares	-	-	-	-
Conversion Shares	3,740,000	4,400,000	5,060,000	5,819,000
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 37,400,000	$ 44,000,000	$ 50,600,000	$ 58,190,000
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		304,585	358,336	412,086	473,899
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	149,600	176,000	202,400	232,760
Plus: New SOP 93-6 ESOP Shares	(2)	10,153	11,945	13,736	15,797
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		3,662,488	4,308,809	4,955,130	5,698,400
EPS		$ 0.20	$ 0.18	$ 0.16	$ 0.15
BV/Share		$ 13.90	$ 13.06	$ 12.43	$ 11.89
Voting Dilution		4.28%	4.25%	4.25%	4.26%

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		304,585	358,336	412,086	473,899
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	380,732	447,920	515,108	592,374
Plus: New SOP 93-6 ESOP Shares	(2)	10,153	11,945	13,736	15,797
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		3,893,620	4,580,729	5,267,838	6,058,014
EPS		$ 0.18	$ 0.16	$ 0.15	$ 0.13
BV/Share		$ 14.04	$ 13.24	$ 12.66	$ 12.14
Voting Dilution		10.86%	10.83%	10.83%	10.84%

TAB 11

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$38,073,200	62.50						
Price-Core Earnings Ratio P/E	$44,792,000	76.92	47.63	38.55	38.86	42.75	48.84	38.95
	$51,510,800	83.33						
	$59,237,420	90.91						
	$38,073,200	102.67%						
Price-to-Book Ratio P/B	$44,792,000	112.87%	174.37%	157.75%	88.95%	88.65%	184.27%	177.80%
	$51,510,800	121.65%						
	$59,237,420	130.72%						
	$38,073,200	102.67%						
Price-to-Tangible Book Ratio P/TB	$44,792,000	112.87%	185.55%	189.30%	91.47%	92.25%	194.85%	187.10%
	$51,510,800	121.65%						
	$59,237,420	130.72%						
	$38,073,200	11.23%						
Price-to-Assets Ratio P/A	$44,792,000	13.11%	24.80%	24.32%	27.10%	31.20%	28.22%	28.24%
	$51,510,800	14.96%						
	$59,237,420	17.06%						

Valuation Parameters

Twelve Months Ended	Y		
Period Ended June 30, 2005		$	**147** (1)
Pre-Conversion Book Value	B		
As of June 30, 2005		$	**23,159**
Pre-Conversion Assets	A		
As of June 30, 2005		$	**325,095**
Return on Money	R		2.21% (2)
Conversion Expenses		$	801
	X		4.05% (3)
Proceeds Not Invested		$	2,471 (4)
Estimated ESOP Borrowings			**$1,647**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$55 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		**30** Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	**824** (6)
MRP Purchases	M		4.00%
MRP Expense		$	165
Foundation Amount		$	-
Foundation Amount	F		**4.00%**
Tax Rate	TAX		**40.00%**
Percentage Sold	PCT		**45.00%**
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$19,800,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$19,800,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$19,800,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	1,683,000	$10	$16,830,000
Appraised Value - $44,792,000 at 44%	1,980,000	$10	$19,800,000
Appraised Value - $51,510,800 at 44%	2,277,000	$10	$22,770,000
Appraised Value - $59,237,420 at 44%	2,618,550	$10	$26,185,500

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		1,683,000	1,980,000	2,277,000	2,618,550
Conversion Proceeds		3,807	4,479	5,151	5,924
Shares Offered		1,683	1,980	2,277	2,619
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Plus: Value issued to Foundation	(9)	$673	$792	$911	$1,047
Pro Forma Market Capitalization		$17,503	$20,592	$23,681	$27,233
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Less: Est. Conversion Expenses		$773	$801	$828	$859
Less: Capital to MHC		$25	$25	$25	$25
Less: Cash to Foundation		$500	$500	$500	$500
Net Proceeds		$15,532	$18,474	$21,417	$24,802
Estimated Income from Proceeds					
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Less: ESOP Adjustment	(3)	$1,400	$1,647	$1,894	$2,179
Less: MRP Adjustment	(3)	$700	$824	$947	$1,089
Net Proceeds Reinvested		$13,432	$16,003	$18,576	$21,534
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$297	$354	$411	$477
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$28	$33	$38	$44
Less: Option Expense	(10)	$134	$158	$181	$209
Less: Amortization of MRP	(8)	$84	$99	$114	$131
Pro-forma Net Income		$51	$64	$78	$93
Earnings Before Conversion		$ 147	$ 147	$ 147	$ 147
Earnings Excluding Adjustment		$198	$211	$225	$240
Earnings Adjustment	(6)	$399	$399	$399	$399
Earnings After Conversion		$597	$610	$624	$639

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at June 30, 2005		$ 23,159	$ 23,159	$ 23,159	$ 23,159
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Net Worth		$37,060	$39,679	$42,299	$45,312
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$37,060	$39,679	$42,299	$45,312
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$37,060	$39,679	$42,299	$45,312
Pro-forma Assets					
Total Assets at June 30, 2005		$ 325,095	$ 325,095	$ 325,095	$ 325,095
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Assets Excluding Adjustment		338,996	341,615	344,235	347,248
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$338,996	$341,615	$344,235	$347,248
Per Share Data					
Net Worth at June 30, 2005		$6.08	$5.17	$4.50	$3.91
Estimated Net Proceeds		$4.08	$4.12	$4.16	$4.19
Plus: Value issued to the Foundation		$0.31	$0.29	$0.27	$0.26
Less: After Tax cost of Foundation		($0.18)	($0.17)	($0.16)	($0.16)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$9.74	$8.86	$8.22	$7.65
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.74	$8.86	$8.22	$7.65

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.04	$0.03	$0.03	$0.03
Incremental return Per Share	(8)	$0.08	$0.08	$0.08	$0.08
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.11	$0.09	$0.08	$0.07
Pro Forma Earnings Per Share	(8)	$0.16	$0.13	$0.12	$0.11
Shares Utilized for EPS	(8)	3,672	4,319	4,968	5,713
Shares Utilized for Stockholders Equity	(9)	3,807	4,479	5,151	5,924
Pro-forma Ratios					
Price/EPS without Adjustment		200.00	250.00	250.00	250.00
Price/EPS with Adjustment		62.50	76.92	83.33	90.91
Price/Book Value per Share		102.67%	112.87%	121.65%	130.72%
Price/Tangible Book Value		102.67%	112.87%	121.65%	130.72%
Market Value/Assets		11.23%	13.11%	14.96%	17.06%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Severance Arraignments for CEO and CFO tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	1,683	1,980	2,277	2,619
Price Per Share	10	10	10	10
Gross Proceeds	16,830	19,800	22,770	26,186
Estimated Insider Purchases	**-1,000**	**-1,000**	**-1,000**	**-1,000**
ESOP Purchases	-1,400	-1,647	-1,894	-2,179
Proceeds to Base Fee On	14,430	17,153	19,876	23,007
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	144	172	199	230
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	144	172	199	230
All Other Expenses	**629**	**629**	**629**	**629**
Total Expense	773	801	828	859
Full Shares	3,807	4,479	5,151	5,924
Shares Outstanding	1,683	1,980	2,277	2,619
Less: ESOP Adjustment	140	165	189	218
Plus: SOP 93-6 ESOP Shares	5	5	6	7
Shares for all EPS Calculations	3,672	4,319	4,968	5,713

Post Foundation

	Appraised Value			
	$38,073,200	$44,792,000	$51,510,800	$59,237,420
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	38,073	44,792	51,511	59,237
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	67	79	91	105
Total Shares	38,141	44,871	51,602	59,342
Exchange Shares	-	-	-	-
Conversion Shares	38,073	44,792	51,511	59,237
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$380,732	$447,920	$515,108	$592,374
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,025	164,736	189,446	217,863
Plus: New MRP issued	(1)	70,013	82,368	94,723	108,932
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,741,975	4,402,323	5,062,672	5,822,073
EPS		$ 0.16	$ 0.14	$ 0.13	$ 0.11
BV/Share		$9.56	$8.70	$8.06	$7.51
BV Dilution		1.87%	1.82%	1.90%	1.82%
Voting Dilution		1.84%	1.84%	1.84%	1.84%

Actual number of shares for EPS calculations	3,671,963	4,319,955	4,967,949	5,713,141
Actual number of shares for Foundation	67,320	79,200	91,080	104,742

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,026	164,736	189,446	217,863
Plus: Options	(1)	175,032	205,920	236,808	272,329
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,846,994	4,525,875	5,204,756	5,985,470
EPS		$ 0.16	$ 0.13	$ 0.12	$ 0.11
BV/Share		$9.75	$8.91	$8.29	$7.75
Voting Dilution		4.77%	4.77%	4.77%	4.77%

TAB 12

Magyar Savings Bank
Pro Forma Analysis Sheet - Nine Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$38,073,200	250.00						
Price-Core Earnings Ratio P/E	$44,792,000	375.00	47.63	38.55	38.86	42.75	48.84	38.95
	$51,510,800	375.00						
	$59,237,420	375.00						
	$38,073,200	102.67%						
Price-to-Book Ratio P/B	$44,792,000	112.87%	174.37%	157.75%	88.95%	88.65%	184.27%	177.80%
	$51,510,800	121.65%						
	$59,237,420	130.72%						
	$38,073,200	102.67%						
Price-to-Tangible Book Ratio P/TB	$44,792,000	112.87%	185.55%	189.30%	91.47%	92.25%	194.85%	187.10%
	$51,510,800	121.65%						
	$59,237,420	130.72%						
	$38,073,200	11.23%						
Price-to-Assets Ratio P/A	$44,792,000	13.11%	24.80%	24.32%	27.10%	31.20%	28.22%	28.24%
	$51,510,800	14.96%						
	$59,237,420	17.06%						

Valuation Parameters

Nine Months Ended	Y			
Period Ended June 30, 2005		$	**106**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2005		$	**23,159**	
Pre-Conversion Assets	A			
As of June 30, 2005		$	**325,095**	
Return on Money	R		**2.21%**	(2)
Conversion Expenses		$	801	
	X		4.05%	(3)
Proceeds Not Invested		$	2,471	(4)
Estimated ESOP Borrowings			**$1,647**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$55	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**824**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	165	
Foundation Amount		$	-	
Foundation Amount	F		**4.00%**	
Tax Rate	TAX		**40.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			9	

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $19,800,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $19,800,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $19,800,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	**1,683,000**	**$10**	$16,830,000
Appraised Value - $44,792,000 at 44%	**1,980,000**	**$10**	$19,800,000
Appraised Value - $51,510,800 at 44%	**2,277,000**	**$10**	$22,770,000
Appraised Value - $59,237,420 at 44%	**2,618,550**	**$10**	$26,185,500

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		1,683,000	1,980,000	2,277,000	2,618,550
Conversion Proceeds		3,807	4,479	5,151	5,924
Shares Offered		1,683	1,980	2,277	2,619
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Plus: Value issued to Foundation	(9)	$673	$792	$911	$1,047
Pro Forma Market Capitalization		$17,503	$20,592	$23,681	$27,233
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Less: Est. Conversion Expenses		$773	$801	$828	$859
Less: Capital to MHC		$25	$25	$25	$25
Less: Cash to Foundation		$500	$500	$500	$500
Net Proceeds		$15,532	$18,474	$21,417	$24,802
Estimated Income from Proceeds					
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Less: ESOP Adjustment	(3)	$1,400	$1,647	$1,894	$2,179
Less: MRP Adjustment	(3)	$700	$824	$947	$1,089
Net Proceeds Reinvested		$13,432	$16,003	$18,576	$21,534
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$223	$266	$308	$358
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$21	$25	$28	$33
Less: Option Expense	(10)	$101	$118	$136	$156
Less: Amortization of MRP	(8)	$63	$74	$85	$98
Pro-forma Net Income		$38	$49	$59	$71
Earnings Before Conversion		$ 106	$ 106	$ 106	$ 106
Earnings Excluding Adjustment		$144	$155	$165	$177
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$144	$155	$165	$177

Pro Forma Effect of Conversion Proceeds

As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at June 30, 2005		$ 23,159	$ 23,159	$ 23,159	$ 23,159
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Net Worth		$37,060	$39,679	$42,299	$45,312
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$37,060	$39,679	$42,299	$45,312
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$37,060	$39,679	$42,299	$45,312
Pro-forma Assets					
Total Assets at June 30, 2005		$ 325,095	$ 325,095	$ 325,095	$ 325,095
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Assets Excluding Adjustment		338,996	341,615	344,235	347,248
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$338,996	$341,615	$344,235	$347,248
Per Share Data					
Net Worth at June 30, 2005		$6.08	$5.17	$4.50	$3.91
Estimated Net Proceeds		$4.08	$4.12	$4.16	$4.19
Plus: Value issued to the Foundation		$0.31	$0.29	$0.27	$0.26
Less: After Tax cost of Foundation		($0.18)	($0.17)	($0.16)	($0.16)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$9.74	$8.86	$8.22	$7.65
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.74	$8.86	$8.22	$7.65

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.03	$0.02	$0.02	$0.02
Incremental return Per Share	(8)	$0.06	$0.06	$0.06	$0.06
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.03)	($0.03)	($0.03)	($0.03)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.03	$0.02	$0.02	$0.02
Shares Utilized for EPS	(8)	3,671	4,318	4,967	5,711
Shares Utilized for Stockholders Equity	(9)	3,807	4,479	5,151	5,924
Pro-forma Ratios					
Price/EPS without Adjustment		250.00	375.00	375.00	375.00
Price/EPS with Adjustment		250.00	375.00	375.00	375.00
Price/Book Value per Share		102.67%	112.87%	121.65%	130.72%
Price/Tangible Book Value		102.67%	112.87%	121.65%	130.72%
Market Value/Assets		11.23%	13.11%	14.96%	17.06%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	1,683	1,980	2,277	2,619
Price Per Share	10	10	10	10
Gross Proceeds	16,830	19,800	22,770	26,190
Estimated Insider Purchases	**-1,000**	**-1,000**	**-1,000**	**-1,000**
ESOP Purchases	-1,400	-1,647	-1,894	-2,179
Proceeds to Base Fee On	14,430	17,153	19,876	23,011
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	144	172	199	230
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	144	172	199	230
All Other Expenses	**629**	**629**	**629**	**629**
Total Expense	773	801	828	859
Full Shares	3,807	4,479	5,151	5,924
Shares Outstanding	1,683	1,980	2,277	2,619
Less: ESOP Adjustment	140	165	189	218
Plus: SOP 93-6 ESOP Shares	4	4	5	5
Shares for all EPS Calculations	3,671	4,318	4,967	5,711

Post Foundation

	Appraised Value			
	$38,073,200	$44,792,000	$51,510,800	$59,237,420
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	38,073	44,792	51,511	59,237
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	67	79	91	105
Total Shares	38,141	44,871	51,602	59,342
Exchange Shares	-	-	-	-
Conversion Shares	38,073	44,792	51,511	59,237
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$380,732	$447,920	$515,108	$592,374
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,025	164,736	189,446	217,863
Plus: New MRP issued	(1)	70,013	82,368	94,723	108,932
Plus: New SOP 93-6 ESOP Shares	(2)	3,501	4,118	4,736	5,447
Shares for all EPS Calculations		3,740,808	4,400,950	5,061,093	5,820,257
EPS		$ 0.04	$ 0.04	$ 0.04	$ 0.03
BV/Share		$9.56	$8.70	$8.06	$7.51
BV Dilution		1.87%	1.82%	1.91%	1.82%
Voting Dilution		1.84%	1.84%	1.84%	1.84%
Actual number of shares for EPS calculations		3,670,796	4,318,582	4,966,370	5,711,326
Actual number of shares for Foundation		67,320	79,200	91,080	104,742

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,026	164,736	189,446	217,863
Plus: Options	(1)	175,032	205,920	236,808	272,329
Plus: New SOP 93-6 ESOP Shares	(2)	3,501	4,118	4,736	5,447
Shares for all EPS Calculations		3,845,827	4,524,502	5,203,178	5,983,654
EPS		$ 0.04	$ 0.03	$ 0.03	$ 0.03
BV/Share		$9.75	$8.91	$8.29	$7.75
Voting Dilution		4.77%	4.77%	4.77%	4.77%

TAB 13

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$38,073,200	55.56						
Price-Core Earnings Ratio P/E	$44,792,000	66.67	47.63	38.55	38.86	42.75	48.84	38.95
	$51,510,800	76.92						
	$59,237,420	83.33						
	$38,073,200	102.77%						
Price-to-Book Ratio P/B	$44,792,000	112.99%	174.37%	157.75%	88.95%	88.65%	184.27%	177.80%
	$51,510,800	121.80%						
	$59,237,420	130.89%						
	$38,073,200	102.77%						
Price-to-Tangible Book Ratio P/TB	$44,792,000	112.99%	185.55%	189.30%	91.47%	92.25%	194.85%	187.10%
	$51,510,800	121.80%						
	$59,237,420	130.89%						
	$38,073,200	12.65%						
Price-to-Assets Ratio P/A	$44,792,000	14.75%	24.80%	24.32%	27.10%	31.20%	28.22%	28.24%
	$51,510,800	16.82%						
	$59,237,420	19.16%						

Valuation Parameters

Parameter	Symbol		Value
Twelve Months Ended	Y		
Period Ended September 30, 2004		$	**612** (1)
Pre-Conversion Book Value	B		
As of September 30, 2004		$	**23,112**
Pre-Conversion Assets	A		
As of September 30, 2004		$	**287,078**
Return on Money	R		**2.21%** (2)
Conversion Expenses		$	801
	X		4.05% (3)
Proceeds Not Invested		$	2,471 (4)
Estimated ESOP Borrowings			**$1,647**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$55 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		**30** Years
Amort of MRP Amount	N		**5** Years
Estimated MRP Amount		$	**824** (6)
MRP Purchases	M		4.00%
MRP Expense		$	165
Foundation Amount		$	-
Foundation Amount	F		**4.00%**
Tax Rate	TAX		**40.00%**
Percentage Sold	PCT		**45.00%**
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended June 30, 2005.

(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $19,800,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $19,800,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $19,800,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	1,683,000	$10	$16,830,000
Appraised Value - $44,792,000 at 44%	1,980,000	$10	$19,800,000
Appraised Value - $51,510,800 at 44%	2,277,000	$10	$22,770,000
Appraised Value - $59,237,420 at 44%	2,618,550	$10	$26,185,500

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		1,683,000	1,980,000	2,277,000	2,618,550
Conversion Proceeds		3,807	4,479	5,151	5,924
Shares Offered		1,683	1,980	2,277	2,619
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Plus: Value issued to Foundation	(9)	$673	$792	$911	$1,047
Pro Forma Market Capitalization		$17,503	$20,592	$23,681	$27,233
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Less: Est. Conversion Expenses		$773	$801	$828	$859
Less: Capital to MHC		$25	$25	$25	$25
Less: Cash to Foundation		$500	$500	$500	$500
Net Proceeds		$15,532	$18,474	$21,417	$24,802
Estimated Income from Proceeds					
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Less: ESOP Adjustment	(3)	$1,400	$1,647	$1,894	$2,179
Less: MRP Adjustment	(3)	$700	$824	$947	$1,089
Net Proceeds Reinvested		$13,432	$16,003	$18,576	$21,534
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$297	$354	$411	$477
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$28	$33	$38	$44
Less: Option Expense	(10)	$134	$158	$181	$209
Less: Amortization of MRP	(8)	$84	$99	$114	$131
Pro-forma Net Income		$51	$64	$78	$93
Earnings Before Conversion		$ 612	$ 612	$ 612	$ 612
Earnings Excluding Adjustment		$663	$676	$690	$705
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$663	$676	$690	$705

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at June 30, 2005		$ 23,112	$ 23,112	$ 23,112	$ 23,112
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173.0	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Net Worth		$37,013	$39,632	$42,252	$45,265
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$37,013	$39,632	$42,252	$45,265
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$37,013	$39,632	$42,252	$45,265
Pro-forma Assets					
Total Assets at June 30, 2005		$ 287,078	$ 287,078	$ 287,078	$ 287,078
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Assets Excluding Adjustment		300,979	303,598	306,218	309,231
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$300,979	$303,598	$306,218	$309,231
Per Share Data					
Net Worth at June 30, 2005		$6.07	$5.16	$4.49	$3.90
Estimated Net Proceeds		$4.08	$4.12	$4.16	$4.19
Plus: Value issued to the Foundation		$0.31	$0.29	$0.27	$0.26
Less: After Tax cost of Foundation		($0.18)	($0.17)	($0.16)	($0.16)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$9.73	$8.85	$8.21	$7.64
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.73	$8.85	$8.21	$7.64

Pro Forma Effect of Conversion Proceeds
As of September 30, 2004

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.17	$0.14	$0.12	$0.11
Incremental return Per Share	(8)	$0.08	$0.08	$0.08	$0.08
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.18	$0.15	$0.13	$0.12
Shares Utilized for EPS	(8)	3,672	4,319	4,968	5,713
Shares Utilized for Stockholders Equit	(9)	3,807	4,479	5,151	5,924
Pro-forma Ratios					
Price/EPS without Adjustment		55.56	66.67	76.92	83.33
Price/EPS with Adjustment		55.56	66.67	76.92	83.33
Price/Book Value per Share		102.77%	112.99%	121.80%	130.89%
Price/Tangible Book Value		102.77%	112.99%	121.80%	130.89%
Market Value/Assets		12.65%	14.75%	16.82%	19.16%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	1,683	1,980	2,277	2,619
Price Per Share	10	10	10	10
Gross Proceeds	16,830	19,800	22,770	26,186
Estimated Insider Purchases	**-1,000**	**-1,000**	**-1,000**	**-1,000**
ESOP Purchases	-1,400	-1,647	-1,894	-2,179
Proceeds to Base Fee On	14,430	17,153	19,876	23,007
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	144	172	199	230
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	144	172	199	230
All Other Expenses	**629**	**629**	**629**	**629**
Total Expense	773	801	828	859
Full Shares	3,807	4,479	5,151	5,924
Shares Outstanding	1,683	1,980	2,277	2,619
Less: ESOP Adjustment	140	165	189	218
Plus: SOP 93-6 ESOP Shares	5	5	6	7
Shares for all EPS Calculations	3,672	4,319	4,968	5,713

Post Foundation

	Appraised Value			
	$38,073,200	$44,792,000	$51,510,800	$59,237,420
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	38,073	44,792	51,511	59,237
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	67	79	91	105
Total Shares	38,141	44,871	51,602	59,342
Exchange Shares	-	-	-	-
Conversion Shares	38,073	44,792	51,511	59,237
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$380,732	$447,920	$515,108	$592,374
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,025	164,736	189,446	217,863
Plus: New MRP issued	(1)	70,013	82,368	94,723	108,932
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,741,975	4,402,323	5,062,672	5,822,073
EPS		$ 0.18	$ 0.16	$ 0.14	$ 0.13
BV/Share		$9.55	$8.69	$8.05	$7.50
BV Dilution		1.89%	1.83%	1.89%	1.79%
Voting Dilution		1.84%	1.84%	1.84%	1.84%
Actual number of shares for EPS calculations		3,671,963	4,319,955	4,967,949	5,713,141
Actual number of shares for Foundation		67,320	79,200	91,080	104,742

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,026	164,736	189,446	217,863
Plus: Options	(1)	175,032	205,920	236,808	272,329
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,846,994	4,525,875	5,204,756	5,985,470
EPS		$ 0.17	$ 0.15	$ 0.13	$ 0.12
BV/Share		$9.73	$8.90	$8.28	$7.74
Voting Dilution		4.77%	4.77%	4.77%	4.77%